Banco Santander Chile Management Commentary As of March 31, 2026

Important information Banco Santander Chile (“Santander”) cautions that this presentation may contain forward-looking statements and estimates within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements and estimates appear in various places throughout this presentation and include, among other things, comments regarding future business development and profitability. These forward-looking statements and estimates represent our current judgments about future business expectations, but certain risks, uncertainties, and other relevant factors may cause actual results to differ materially from those expected. These factors include: (1) market conditions, macroeconomic factors, regulatory and governmental guidelines; (2) movements in domestic and international stock markets, exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or goodwill of our customers, borrowers, or counterparties. Risk factors and other fundamental factors that we have discussed in our past reports or in future reports, including those filed with regulatory and supervisory bodies, including the U.S. Securities and Exchange Commission (the "SEC"), could materially affect our business and the performance and results described. Other unknown or unforeseeable factors could cause results to differ materially from those described in the forecasts and estimates. Note: This document was approved for release by the Directors and Audit Committee of Banco Santander Chile on April 28, 2026. The information is presented under the accounting standards and instructions issued by the Chilean Financial Market Commission (FMC) for banks in Chile, which are similar to IFRS, but with some differences. Please refer to our 2025 Form 20-F filed with the SEC for an explanation of the main differences between the accounting standards and instructions issued by the FMC and IFRS. However, the consolidated financial statements are prepared based on accounting principles generally accepted in Chile. All figures presented are in nominal terms. Historical figures are not adjusted for inflation. Please note that this information, which is provided for comparative purposes only, may undergo further changes during the year and, therefore, the historical figures, including financial ratios, presented in this report may not be fully comparable with future figures presented by the Bank.

Contents Important information 2 Contents 3 Section 1: Key Information 4 Section 2: Business environment 9 Section 3: Segment information 16 Section 4: Balance sheet and Results 21 Section 5: Guidance 35 Section 6: Risks 36 Section 7: Credit risk classifications 44 Section 8: Share performance 45 Annex 1: Strategy 46 Annex 2: Responsible Banking 51 Annex 3: Balance sheet 53 Annex 4: Income statement YTD 54 Annex 5: Quarterly income statement 55 Annex 6: Key quarterly ratios and other relevant information 56 3

Section 1: Key Information

Summary of results

Solid financial performance with a ROAE[1] of 23.0% in 3M26[2] and profit growth of 7.0% in the quarter, in an environment of lower inflation.

As of March 31, 2026, net income attributable to shareholders totaled $273 billion ($1.45 per share and US$0.63 per ADR). Compared to the prior quarter (4Q25), net income attributable to shareholders increased 7.0% QoQ[3], primarily due to higher financial transaction and fee income, as well as lower other expenses, partially offset by a weaker margin due to a lower inflation environment. As a result, ROAE increased from 21.9% in 4Q25 to 23.0% in 1Q26.[4]

Compared to the same period of the previous year, net income attributable to shareholders showed a slight decrease of 1.7%, and ROAE was 25.7% in 3M25[5] versus 23.0% in 3M26, mainly due to the impact of lower inflation on the readjustment income line (margin), as the UF variation was 0.3% in 3M26 compared to 1.2% in 3M25. This was offset by a 4.5% YoY[6] in commissions, higher results from financial transactions, and good expense control.

Furthermore, at the shareholders' meeting in April 2026, it was agreed to distribute 60% of the 2025 profits as cash dividends. This represents a dividend of $3.35 per share with a yield of 4.5% (as of the date of approval). The Bank maintains a solid CET1[7] ratio of 10.9% with a BIS ratio[8] of 16.4% as of the end of March 2026.

The expansion of the customer base continues, with total customers increasing by 9.7%YoY.

Our strategy of strengthening digital products has led to continuous growth in our customer base, reaching almost 4.8 million customers, of which 2.7 million are active customers.

The Bank's market share in current accounts remains strong at 21.2% as of February 2026, driven by increased customer demand for US dollar current accounts, as customers can open these accounts digitally through our platform in just a few simple steps. This also demonstrates the success of Getnet's strategy to promote cross-selling of other products, such as current accounts for SMEs.

[1] Net profit attributable to owners of the Bank annualized divided by the average equity attributable to equity holders.
[2] The three months ended on March 31, 2026.
[3] Quarter vs. quarter. (1Q26 vs 4Q25).
[4] First quarter of 2026.
[5] The three months ending on March 31, 2025.
[6] Year over year. (3M26 vs 3M25).
[7] Common Equity Tier 1 under Chilean regulation.
[8] Regulatory capital divided by risk-weighted assets, under Chilean regulation.

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Net fees increased 4.5% in 3M26, reaching recurrence9 levels of 68.9%. Net fee income increased by 4.5% in the three months ending March 31, 2026, compared to the same period in 2025, driven by an increase in customers and greater product usage. As a result, the recurrence ratio (total net fees divided by structural support expenses) increased from 61.8% YTD10 to March 2025 to 68.9% YTD to March 2026, demonstrating that more than two-thirds of the Bank's expenses are financed by commissions generated by our customers. Best in Class in Efficiency11 with 32.5% in 3M26. The Bank's efficiency ratio reached 32.5% as of March 31, 2026, an improvement over the 35.0% recorded for the same period of the previous year. Total operating expenses (including other expenses) decreased by 6.7% in 3M26 compared to 3M25 due to lower administrative costs. The 3M25 period was impacted by expenses associated with the implementation of Project Gravity (the migration of the core banking system to cloud infrastructure) and dual-running of servers in parallel, prior to the shutdown of legacy systems in 2Q25. This expenditure was not repeated in 3M26. Net interest income increased 7.9% YoY with a NIM12 of 3.8% in 3M26 in a quarter with low inflation. Net interest income and readjustments (NII) accumulated as of March 31, 2026, decreased by 4.7% YoY and 2.9% QoQ. This decrease is due to lower inflation during the quarter, which had a UF variation of 0.3% compared to 1.3% in 3M25 and 0.6% in 4Q25. This was partially offset by a 7.9% YoY increase in interest income, demonstrating good balance sheet control and funding costs. Therefore, the net interest margin (NIM) reached 3.8% in 3M25, lower than the 4.0% in 4Q25 and 4.1% in 1Q25. Consumer loans grow 4.2% YoY, driven by credit cards and auto financing Consumer loans increased by 4.2% since March 31, 2025, and by 0.8% QoQ, reflecting a more dynamic environment. Within this portfolio, credit card lending increased by 5.1% since March 31, 2025, and by 0.5% QoQ slightly above the previous quarter, which is typically marked by higher demand associated with the end-of-year holidays. Meanwhile, total loan originations remained stable, reflecting lower demand for mortgage and commercial loans. 5 9Recurrence: net commissions divided by structural support expenses. 10 Year to date. 11Operating expenses including impairment and other operating expenses/ margin+commissions+ financial transactions and other net operating income. 12NIM: Net interest margin. Annualized YTD net interest income and readjustments divided by average interest-earning assets.

Customer funds grow 4.4% YoY and 2.9% in the quarter. Our customer funds grew 4.4% since March 31, 2025, and 2.9% QoQ. The Bank's total deposits increased by 1.3% since March 31, 2025, explained by a 3.3% increase in demand deposits driven by higher inflows in the CIB segment and partially offset by a slight decrease in time deposits. This is due to a less attractive interest rate (from 5.0% in March 2025 to 4.5% in March 2026) and, on the other hand, increased customer interest in mutual funds, which grew by 11.4% Yoy. In the first quarter of 2026, total deposits increased by 1.4%, with time deposits growing by 4.6%, offset by a 2.3% decrease in demand deposits related to our customers' increased liquidity at year-end, which normalized in the first months of the year. Meanwhile, mutual funds increased by 6.2% QoQ. 6

Financial Information

Balance sheet (Ch$ million)	Mar-26	Dic-25	% Variation
Total assets	69,896,903	68,094,956	2.6%
Total gross loans (1)	40,898,127	40,932,880	(0.1%)
Demand deposits	13,746,375	14,075,590	(2.3%)
Time deposits	17,247,578	16,493,783	4.6%
Total shareholders' equity	4,739,335	4,719,698	0.4%

Income Statement (YTD)	Mar-26	Mar-25	% Variation
Net income from interest and readjustment	489,527	513,634	(4.7%)
Net fee and commission income	154,932	148,251	4.5%
Net financial results	85,258	71,216	19.7%
Total operating income (2)	733,426	729,286	0.6%
Operating expenses (3)	(238,263)	(255,251)	(6.7%)
Operating income before credit losses	495,163	474,035	4.5%
Credit loss expense	(158,777)	(139,501)	13.8%
Net operating income before income tax	336,386	334,534	0.6%
Income attributable to shareholders	273,189	277,797	(1.7%)

1. Loans (including those owed by banks) at amortized cost.
2. Total operating income: Net interest income + net adjustment income + net commission income + net financial result + result from investments in companies + result from non-current assets and disposal groups not eligible as discontinued operations + other operating income.
3. Operating expenses: Expenses for employee benefit obligations + administrative expenses + depreciation and amortization + other operating expenses + impairment of non-financial assets.

Key Indicators (Non-accounting financial information)

Profitability and efficiency	Mar-26	Mar-25	bp variation
Net Interest Margin (NIM) (1)	3.8%	4.1%	(30)
Recurrence (2)	68.9%	61.8%	710
Efficiency ratio (3)	32.5%	35.0%	(250)
Return on average equity (4)	23.0%	25.7%	(270)
Return on average assets (5)	1.6%	1.6%	0
Return on risk-weighted assets (RWA) (6)	2.6%	2.7%	(10)
Asset quality ratios (%)	**Mar-26**	**Mar-25**	**bp variation**
NPL ratio (7)	3.3%	3.2%	10
Coverage of NPLs ratio (8)	114.6%	115.5%	(90)
Cost of credit (9)	1.55%	1.36%	19

Capital indicators	Mar-26	Dic-25	Variation
Risk-weighted assets	43,760,294	41,715,467	4.9%
Common Equity	4,757,027	4,601,923	3.4%
Regulatory capital	7,165,957	7,047,322	1.7%
Core capital ratio (10)	10.9%	11.0%	(10)
Tier I Ratio (11)	12.4%	12.5%	(10)
Tier II Ratio (12)	4.0%	4.4%	(40)
BIS ratio (13)	16.4%	16.9%	(50)

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Customers and service channels (#)	Mar-26	Mar-25	% change
Total customers	4,757,797	4,337,423	9.7%
Active customers	2,696,107	2,604,195	3.5%
Loyal customers (14)	1,359,206	1,340,809	1.4%
Digital customers (15)	2,279,852	2,281,606	(0.1%)
Branches	228	237	(3.8%)
Employees	8,355	8,712	(4.1%)

Market capitalization (cumulative)	Mar-26	Mar-25	% change
Net income per share ($)	1.45	1.47	(1.4%)
Net income per ADR (US$)	0.63	0.62	1.6%
Share price ($/per share)	76.7	54.0	42.0%
ADR Price (US$ per ADR)	33.4	22.8	46.5%
Market capitalization (US$mn)	15,900	10,732	48.2%
Number of shares (millions)	188,446.1	188,446.1	—%
ADRs (1 ADR = 400 shares) (millions)	471	471	—%

1. NIM = Annualized accumulated Net interest income and readjustments divided by average interest-earnings assets.
2. Recurrence: net commissions divided by structural operating expenses (excluding other operating expenses)
3. Efficiency ratio: operating expenses including impairment and other operating expenses divided by operating income.
4. Net profit attributable to Bank owners, accumulated and annualized, divided by the annual average of equity attributable to equity holders.
5. Net profit attributable to Bank owners, accumulated and annualized, divided by the annual average of total assets.
6. Net profit attributable to Bank owners annualized divided by risk-weighted assets.
7. Principal plus future interest of all loans with a maturity of 90 days or more divided by the total number of loans.
8. Total provisions for credit risk divided by principal plus future interest of all loans with an installment 90 days or more past due. As of March 2025 and March 2026, mortgage information as reported in the financial statements, note 13, is used. Adjusted to include additional provisions established totaling $205 billion as of March 2025, $185 billion as of December 2025, and $162 billion as of March 2026.
9. Annualized provision expense divided by the average total loans.
10. Core capital divided by risk-weighted assets, according to BIS III definitions of the CMF.
11. Tier I capital divided by risk-weighted assets, according to BIS III definitions of the CMF.
12. Tier II capital divided by risk-weighted assets, according to BIS III definitions of the CMF.
13. Regulatory capital divided by risk-weighted assets, according to BIS III definitions of the CMF.
14. Individuals who own four or more products with minimal profitability and usage. Companies with minimal profitability and product usage.
15. Customers who use our digital channels at least once a month.

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Section 2: Business environment

Competitive position

We are the largest bank in the Chilean market in terms of total loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks abroad). We have a leading presence in all major business segments in Chile and an extensive distribution network with nationwide coverage. We offer unique transaction capabilities to clients through our 228 branches and digital platforms. Our headquarters are in Santiago, and we operate in all major regions of Chile.

Santander Chile provides a wide range of banking services to its customers, including business, consumer, and mortgage loans, as well as checking accounts, time deposits, savings accounts, and other transactional products. In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, acquiring, and brokerage of mutual funds, securities, and insurance.

Market Share(1)	Santander	Ranking (1)
Total loans	16.5%	1
Commercial	13.8%	3
Mortgages	19.6%	2
Consumer loans	18.9%	1
Demand deposits	19.5%	3
Time deposits	14.9%	2
Current accounts (#)	21.2%	1
Credit card purchases ($)	23.9%	1
Branches (#)	16.1%	2
Employees (#)	13.5%	4
Indicators (1)	**Mar-26**	
Efficiency	32.5%	1
ROAE	23.0%	2
ROAA	1.4%	4

(1)Source: Market share and rankings information from the CMF as of February 2026. Credit card purchases (last 12 months) as of January 2026. Competitor Ranking includes: Banco de Chile, Banco Estado, BCI, Scotiabank, Itau, Banco Falabella.

Banco Santander Chile is one of the companies with the highest risk ratings in Latin America, with an A2 rating from Moody's, A- from Standard & Poor's, A+ from the Japan Credit Rating Agency, AA- from HR Ratings, and A from KBRA. All of our ratings as of the date of this report have a stable outlook.

As of March 31, 2026, the Bank had total assets of Ch$ 69,896,903 million (US$ 72,684 million), total gross loans (including loans owed by banks) at amortized cost of Ch$ 40,898,127 million (US$ 42,529 million), total deposits of Ch$ 30,993,953 million (US$ 32,230 million), and shareholders' equity of Ch$ 4,739,335 million (US$ 4,928 million). The BIS capital ratio was 16.4%, with a core capital ratio of 10.9%. As of March 31, 2026, Santander Chile employed 8,355 people and had 228 branches throughout Chile.

For more information on the formation of the business, please see here or in the Bank's Integrated Report.

Macroeconomic Environment

During the first quarter of 2026, the Chilean economy operated within a macroeconomic environment that combined positive medium-term signals with increased short-term uncertainty. The year began with a favorable external scenario for Chile, supported by stronger global economic activity, high copper prices, and an inflation

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trajectory that, in its initial data, continued to show convergence. However, toward the end of the quarter, the international context became more complex as a result of increased geopolitical tensions, rising oil prices, and a tightening of global financial conditions. In this context, the Central Bank maintained the Monetary Policy Rate at 4.5% in March, prioritizing a more cautious approach. The Bank expects this rate level to remain in place throughout 2026, ruling out further rate cuts during the year.

Domestically, the economy closed 2025 with a better-than-expected performance, driven by the recovery in domestic demand and improved investment. However, the first months of 2026 showed a moderation in activity, reflected in weak Imacec figures, influenced by both demanding comparison bases and the reversal of transitory factors that had favored the beginning of 2025. Despite this, a gradual recovery outlook remains for the rest of the year, supported by the progress of large-scale investment projects, especially in mining and energy, as well as by private demand that continues to show some resilience. We expect GDP growth of 2.0% for the year. The labor market, meanwhile, has continued to exhibit fragility, with a still limited recovery in job creation.

In terms of prices, the quarter was marked by an initially favorable inflationary trend, which was subsequently interrupted by new cost shocks, particularly the rise in fuel prices. Thus, while annual inflation declined at the beginning of the year, the March figure showed a significant monthly reacceleration, leading to an adjustment of the outlook for the coming quarters and postponing full convergence to the 3% target. In this context, accumulated inflation for the year so far was 1.4%, while the impact on the UF (Unidad de Fomento, a Chilean inflation-indexed unit of account) was 0.3% in the first quarter, where we will see the greatest carry over in the subsequent months. Looking towards the end of the year, uncertainty is high and inflation levels will depend on the evolution of oil prices. In a scenario where prices return to levels of USD 80-85 per barrel, we should end the year with annual inflation close to 4%. However, the risks are clearly tilted to the upside.


CPI (12 months)
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Jan-23
Mar-23
May 23
Jul-23
Sept-23
Nov-23
Jan-24
Mar-24
May 24
Jul-24
Sept-24
Nov-24
Jan-25
Mar-25
May 25
Jul-25
Sep-25
Nov-25
Jan-26
Mar-26


MPR
12.0
10.0
8.0
6.0
4.0
2.0
0.0
8.3
5.8
4.5
Jan-2024
Apr-2024
Jul-2024
Oct-2024
Jan-2025
Apr-2025
Jul-2025
Oct-2025
Jan-26

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Summary of estimated economic data:

	2023	2024	2025	2026 (E)	2027 (E)
National accounts					
GDP (real % y/y change)	0.7%	2.8%	**2.5%**	2.0%	3.0%
Domestic demand (real change % y/y)	-3.7%	1.2%	**4.2%**	2.0%	3.0%
Total consumption (actual change % y/y)	-3.4%	1.4%	**2.8%**	2.1%	2.5%
Private consumption (real % y/y change)	-4.7%	1.1%	**2.7%**	2.1%	2.5%
Public consumption (real change % y/y)	2.3%	2.8%	**3.0%**	2.0%	2.8%
Fixed capital formation (real % YoY)	0.3%	-1.6%	**7.0%**	2.5%	4.0%
Exports (real % y/y change)	0.3%	7.2%	**4.6%**	2.3%	3.3%
Imports (real % y/y change)	-11.1%	2.1%	**10.5%**	2.2%	3.6%
Unemployment (average %)	8.7%	8.5%	**8.5%**	8.4%	8.1%
Money and Foreign Exchange Market					
CPI inflation	3.9%	4.5%	**3.5%**	4.0%	3.0%
UF inflation	4.8%	4.4%	**3.4%**	3.6%	3.2%
CLP/US$ exchange rate (year-end)	879	992	**930**	880	890
CLP/US$ exchange rate (yearly average)	839	943	**951**	882	885
Monetary policy rate (year end)	8.3%	5.00%	**4.50%**	4.5%	4.25%
Fiscal Policy					
Public spending	1.0%	3.5%	**3.5%**	2.7%	2.5%
Central Government Balance Sheet (% GDP)	-2.4%	-2.8%	**-2.7%**	-2.0%	-1.5%

Estimates from the Studies Department of Banco Santander Chile.

Financial market development

On March 5, 2026, the Chilean Financial Market Commission (CMF) opened a public consultation on proposed adjustments to Chapter 21-7 of the National Accounting Regulations (RAN) to better reflect institutions' risk management in the calculation of Market Risk-Weighted Assets (MRWA), as part of the ongoing implementation of Basel III in Chile. Among the proposed changes are a reduction in the vertical adjustment from 10% to 7%, in line with the calibration of the local market, and clarifications to the criteria for excluding derivatives from the interest rate risk estimate, allowing for broader offsetting of matched positions. According to the CMF, both measures could reduce the system's MRWA by approximately 23%, decrease capital requirements in the short term, and narrow the gap in risk-weighted asset density compared to other jurisdictions, as part of a medium-term plan to move towards more sophisticated market risk measurement methodologies.

Then, in line with its market development agenda and refinement of the Basel III framework, the CMF published definitive regulations on April 13 aimed at reducing regulatory friction in the repo and securitization markets. Among its main changes, the prudential treatment of repo transactions is simplified, the concept of significant risk transfer in securitizations is incorporated, the 1.250% weighting for retained instruments is eliminated, and adjustments are introduced to facilitate the registration of self-securitizations and the issuance of mortgage-backed securities. These measures should contribute to greater liquidity in the fixed-income market, strengthen the liquidity management of the banking system, and support a deeper and more competitive financing market.

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Finally, on April 14, CMF President Catherine Tornel reinforced this agenda at the Capital Markets: Major Challenges 2026-2030 seminar, highlighting the institutional focus on market development. In that context, she announced progress in promoting the adoption of internal credit risk measurement models under Basel III, along with the creation of a specialized team for their validation. All these measures have the potential to contribute to the development of the financial system, although the final impact will depend on the depth with which the entities adopt the changes and evolution of economic and financial cycles. Dividend Subsidy Law On May 20, 2025, the Dividend Subsidy law was approved by Congress, to facilitate access to homeownership and reactivate the real estate market. This initiative includes a mortgage interest rate subsidy of up to 60 basis points. In addition, it has a state guarantee from the Special Guarantee Fund (FOGAES) that covers up to 60% of the property value, which could further reduce the total interest rate by up to 100 basis points. The project aims to provide 50,000 subsidies, 10% of which are earmarked for first-time homebuyers valued up to 3,000 UF, and the remaining percentage for new homes valued up to 4,000 UF. To date, this initiative has been a relevant factor in supporting the demand for mortgage loans. According to ABIF, as of March 13th, 68,996 eligible applications had been received and more than 20,000 mortgages had been processed in the program's first eight months. Pension Reform On January 29, 2025, Congress approved the pension reform after a lengthy process of considering various proposals. The main objective is to increase future and current pensions, taking into account the following changes. Pension contributions will increase by 7%, paid by employers, starting at 1% in August 2025 and gradually increasing over a period of 9 to 11 years. Of the total percentage, 6% will go to direct, deferred individual capitalization, and 1% to the new Social Security system, which will also include the current 1.5% allocated to Disability and Survivors' Insurance. These resources will allow for equal pensions for men and women in similar circumstances at the time of retirement. The reform also includes changes to the structure of pension funds. The multi-fund system will be replaced by generational funds, and new administrators will be allowed to enter the system. A 10% share of the existing membership will be put out to tender every two years to increase competition. Finally, the Universal Guaranteed Pension (PGU) will increase to $250,000 pesos for 90% of the most vulnerable population. Beyond the details, it is commendable that the reform allows for a gradual recovery of pension savings levels. This is beneficial not only for financing future pensions but also for the capital market, insofar as a large part of this extra percentage is channeled under the current pension fund investment regime. This final impact will depend on secondary regulation, this is still pending, and the investment rules of the new system. 12

Interchange Fees

In February 2023, the Interchange Fee Limiting Committee proposed new limits on the rates. These were approved at the end of April 2023, and a phased implementation was established.

Card type	Previous rate	First rate cut (Oct-23) Current rate	Second cut (Oct-24) (Suspended)
Debit	0.6%	0.5%	0.35%
Credit	1.48%	1.14%	0.80%
Prepaid	1.04%	0.94%	0.80%

In September 2024, the Committee decided to suspend the second phase of the reduction, maintaining the existing limits, in order to assess the effects of the reductions already implemented on the functioning of the payments system. To this end, it was agreed to conduct an impact study to analyze market behavior and the foreseeable effects of a potential further reduction in rates.

Subsequently, and as recorded in the Committee's minutes, the early termination of the contract with the external consulting firm in charge of the impact study was reported, due to the time elapsed and the incomplete execution of the contract. To date, the future trajectory of interchange fees remains uncertain. The second rate cut remains suspended, and the Committee members are reviewing a draft of the technical basis for the new impact study.

Consolidated debt

In early June 2024, the law creating the Consolidated Debt Registry (REDEC) was passed. This registry consolidates information on outstanding loans granted to individuals. The registry will be public and free of charge, and will be managed by the Financial Market Commission (CMF). The legislation expands the scope of entities required to report, incorporating, in addition to banks and savings and credit cooperatives, mortgage loan administrators, compensation funds, credit card issuers regulated by the CMF, securitization companies, credit advisory entities regulated by the Fintec Law, and other entities that the CMF may determine through a General Regulation.

Access to registry information will generally require the debtor's prior, express, and unequivocal consent, granted for the purpose of assessing their credit risk in a specific transaction and for a limited period, unless there is another legal basis for access under Law No. 19,628 or the information is anonymized. In July 2025, the CMF issued the REDEC operational framework, defining reporting obligations, applicable procedures, and information security and quality standards. The regulations entered in force in April 2026.

Fintech and Open Finance Law

The development of the Open Finance System (OSS) originated with the approval of the Fintec Law in 2023, which established the legal framework for the secure and consensual exchange of financial information among different actors in the system. In 2024, the CMF (Financial Market Commission) issued the specific regulations governing the OSS, defining the participation obligations for regulated financial entities and the conditions for the voluntary registration of new financial service providers. These regulations included an implementation timeline, establishing an entry into force within approximately two years, which raised concerns regarding operational feasibility, implementation costs, and the maturity of the proposed technical standards.

Over the past few months, the CMF has issued three regulations for public consultation aimed at adjusting the implementation schedule of the SFA, proposing to extend the effective date to a period of three years, with a

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planned start date of July 2027. In addition, the technological standards necessary for its implementation are defined in greater detail, including specifications on APIs, information security, authentication, signatures, certificates and the operation of the participant directory. To date, the SFA regulations are not yet finalized, and key regulatory aspects remain to be defined, including the cost-sharing model between information providers and consumers, as well as certain elements of operational governance and responsibilities in the event of incidents. In this context, the SFA remains a regulatory project under development, and its final design and timeline will be crucial in assessing its impact on competition, innovation, and compliance costs for financial institutions in Chile. In this context, in December 2025, the Central Bank authorized a local fintech to operate a low-value payment clearinghouse, enabling potential future changes in the functioning of the payments market. Personal Data Protection Law In December 2024, a law was published modernizing the protection and processing of personal data in Chile, establishing a regulatory framework aligned with international standards such as those of the European Union. It also created the Personal Data Protection Agency, responsible for monitoring, penalizing, and promoting best practices in data processing. The law recognizes new rights for data subjects—access, rectification, erasure, objection, and portability—and establishes significant obligations for organizations, such as appointing a Data Protection Officer, implementing security measures, and reporting incidents. Its entry into force is scheduled for December 1, 2026, while Congress defines the appointment of the Board of Directors of the future Agency. Framework Law on Sectoral Authorizations The law, published in September 2025 and effective immediately, allows for the simplification of permits associated with public and private investment projects, with the aim of reducing waiting times for the execution of investment initiatives by between 30% and 70%. This would be achieved through the simultaneous management of authorizations, currently sequential; the replacement of low-risk permits (approximately 25% of the total) with subsequent supervision, with anti-fraud sanctions; the creation of a digital one-stop shop (SUPER), which allows for the monitoring of bottlenecks; the establishment of mandatory deadlines, admissibility reviews and a better definition of administrative silence; the triennial review of all legal and regulatory norms for their adaptation and continuous simplification; the accountability of service heads for non-compliance with deadlines; and the alignment of management incentives with results. Reconstruction and Economic and Social Development Bill The Government submitted the Reconstruction Bill to Congress, which includes nearly 40 measures structured around five key areas focused on boosting investment and job creation. Among the measures are a gradual reduction of the corporate tax rate from 27% to 23% and the full reintegration of the tax system, along with incentives such as tax stability for 25 years for investments exceeding US$50 million. It also includes incentives for formal employment through tax credits, greater legal certainty and regulatory efficiency, as well as a boost to construction through DFL2 benefits and a temporary VAT exemption for new homes. Furthermore, it contemplates property tax exemptions for senior citizens on their first home and a reconstruction fund for families affected by the fires in Ñuble, Biobío, and Valparaíso. 14

On April 22, the project entered the Chamber of Deputies in its first constitutional stage and the Government is in the initial stage of negotiation with the different political parties to reach agreements, in order to then continue advancing with its processing. Regulation and supervision In Chile, only banks can maintain checking accounts for their clients, conduct foreign trade operations, and, along with regulated non-bank financial institutions such as cooperatives, accept time deposits. The main authorities regulating financial institutions in Chile are the Financial Market Commission (CMF) and the Central Bank. Chilean banks are primarily subject to the General Banking Law and, secondarily, to the extent that it is not incompatible with this law, to the provisions of the Chilean Corporations Law governing corporations, except for certain provisions that expressly exclude them. For more information on the regulation and supervision of our Bank, please see Item 4. Information on the Company, Regulation and Supervision in our 20F here. For more information on the General Banking Law, click here. For more information about the CMF, please visit the following website: www.cmfchile.cl For more information about the Central Bank, please visit the following website: www.bcentral.cl 15

Section 3: Segment information Segment information is based on the financial information presented to senior management and the Board of Directors. The Bank has aligned segment information consistently with the underlying information used internally for management reporting purposes and with that presented in other public documents of the Bank. Senior management has been determined to be primarily responsible for the Bank's operational decision- making. The Bank's operating segments reflect its organizational and management structures. Senior management reviews internal information on a segment basis to assess performance and allocate resources. As of March 31, 2026, the Bank revised the identification of its operating segments to reflect changes in its internal management structure and in how the Chief Operating Decision Maker (CODM) evaluates performance and allocates resources. Consequently, comparative information has been restated for consistency with the current period's presentation. Management believes this revised presentation provides more relevant information for users of the financial statements. In order to achieve the strategic objectives set by senior management and adapt to changing market conditions, the Bank periodically makes adjustments to its organization. These modifications, in turn, impact, to a greater or lesser extent, how the Bank is managed and administered. This disclosure provides information on how the Bank is managed as of March 31, 2026. Segment descriptions Retail & Commercial Retail This is the bank's largest business line focused on individuals and SMEs. It encompasses non-corporate individual clients from high, middle, and low income segments, as well as SMEs, businesses, and commercial establishments (with annual net sales up to approximately Ch$4 billion). These segments are offered a variety of products and services, including consumer loans, credit cards, mortgages, debit cards, checking accounts, savings products (mutual funds, stock brokerage, time deposits), and insurance. In addition, SME clients are offered government-guaranteed loans, leasing, and factoring. The vast majority of these clients are served through our branch network. Commercial This business area focuses on financing clients' economic activities, offering sophisticated services such as cash management, trade finance, and financial advisory services. These services include commercial loans in local and foreign currency, foreign trade credit, leasing, factoring, confirming, and corporate credit lines, among others. Wealth Management & Insurance It encompasses the Investments, Insurance, and Private Banking businesses, also coordinating the distribution of various investment products and services to the other Santander Group divisions in Chile. The Santander Insurance business offers personal and business protection products, including health, life, travel, savings, personal protection, auto, and unemployment insurance, among others. The Private Banking business, Santander Private Bank, serves high-net-worth clients and offers transactional products and services (loans, cards, foreign trade, stock trading) and value-added services such as international investment accounts, structured funds, alternative investment funds, wealth management, and open investment architecture. 16

Corporate Investment Banking (CIB) This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds and insurance, for Corporations and large Financial Institutions. Within this business is the Treasury Division, which provides sophisticated financial products primarily to companies in the Wholesale Banking and Corporate Banking sectors. These products include short-term financing and deposits, brokerage services, derivatives, and other products tailored to client needs. The Treasury Division also manages position intermediation and its own investment portfolio. Payments (Getnet) Payments encompasses digital payment solutions focused on acquiring and transactions through point-of-sale (POS) terminals. It provides comprehensive technology solutions for Banco Santander Chile and its new clients in the open market. The main local business within this segment is Getnet. Digital Consumer Bank Digital Consumer Bank encompasses all automotive and fleet consumer finance activities. Its main business is the subsidiary Santander Consumer Finance. Loan portfolio by segment 3M26 90% 2% 5% 0% 3% Retail & Commercial WM&I CIB Payments Digital Consumer Bank Net profits by segment 3M26 64% 4% 25% 3%4% Retail & Commercial WM&I CIB Payments Digital Consumer Bank 17

Loans by segment

Financial accounting information

As of March 31, 2026

(Ch$ million)	Mar-26	Mar-26/Mar-25	1Q26/4Q25
Retail & Commercial	36,679,588	(1.0%)	(0.3%)
WM&I	973,548	16.3%	5.3%
CIB	2,131,154	(2.2%)	(0.4%)
Payments	—	—%	—%
Digital Consumer Bank	1,113,837	7.4%	3.1%
Total loans	**40,898,127**	**(0.5%)**	**(0.1%)**

Deposits by segment

Financial accounting information

As of March 31, 2026

(Ch$ million)	Mar-26	Mar-26/Mar-25	1Q26/4Q25
Retail & Commercial	20,021,270	(2.0%)	(0.3%)
WM&I	3,068,954	(3.6%)	(3.4%)
CIB	7,903,729	13.0%	8.1%
Payments	—	—%	—%
Digital Consumer Bank	—	—%	—%
Total deposits	**30,993,953**	**1.3%**	**1.4%**

Results by segment

Financial accounting information

YTD as of March 31, 2026

(Ch$ million)	Retail & Commercial	WM&I	CIB	Payments	Digital Consumer Bank	Total
Total revenues	528,894	23,828	120,620	22,109	34,266	729,717
YoY Variation	(3.8%)	(0.9%)	13.9%	(7.9%)	15.9%	(0.5%)
Provisions for credit risk	(156,612)	546	5,950	—	(8,661)	(158,777)
YoY Variation	15.6%	(115.6%)	(18.6%)	—%	9.8%	13.8%
Total operating income	**372,282**	**24,374**	**126,570**	**22,109**	**25,605**	**570,940**
YoY Variation	**(10.1%)**	**18.7%**	**11.8%**	**(7.9%)**	**18.1%**	**(3.8%)**

18

Quarterly comparison (1Q26 / 4Q25)

(Ch$ million)	Retail & Commercial	WM&I	CIB	Payments	Digital Consumer Bank	Total
Total revenues	528,894	23,828	120,620	22,109	34,266	729,717
QoQ Variation	1.7%	4.6%	18.3%	(28.6%)	0.3%	2.8%
Provisions for credit risk	(156,612)	546	5,950	—	(8,661)	(158,777)
QoQ Variation	21.1%	(114.3%)	(780.0%)	—%	3.0%	11.5%
Total operating income	**372,282**	**24,374**	**126,570**	**22,109**	**25,605**	**570,940**
QoQ Variation	**(4.7%)**	**28.6%**	**25.2%**	**(28.6%)**	**(0.6%)**	**0.6%**

Retail & Commercial

The Retail & Commercial loan portfolio decreased by 1.0% YoY and 0.3% QoQ, reflecting lower activity in mortgage lending and reduced demand for financing from large corporations. This trend was partially offset by increased activity in consumer lending, particularly credit cards. Meanwhile, deposits in the segment fell by 2.0% YoY and 0.3% QoQ.

Total operating income in this segment decreased 10.1% YoY and 0.3% QoQ, explained by a lower margin, affected by lower inflation during the period (UF variation of 0.3% vs. 1.2%) and also by a higher provision in 1Q26 related to a specific client in the commercial segment. This was partially offset by growth in fees resulting from increased product usage and higher financial transaction results.

Wealth Management & Insurance (WM&I)

The Wealth Management & Insurance portfolio grew 16.3% YoY and 5.3% QoQ, driven by increased consumer lending. Deposits declined 3.6% YoY and 3.4% QoQ, reflecting a shift of balances into mutual funds during 1Q26.

Total operating income increased 18.7% YoY and 28.6% QoQ, primarily due to the release of provisions during the quarter following recent initiatives to improve mortgage quality. Total revenues also increased 4.6%QoQ, mainly driven by higher fees generated from mutual funds and travel-related insurance.

Corporate Investment Banking (CIB)

CIB's loan portfolio decreased by 2.2% YoY and 0.4% QoQ, reflecting a weaker environment for new loans, reduced commercial activity, and the effects of exchange rate fluctuations, particularly on the foreign trade portfolio. Deposits increased by 13.0% and 8.1% QoQ, in line with efforts to offer more attractive rates to strengthen relationships with these clients during this period of lower credit demand.

Total operating income increased 11.8% YoY and 25.2% QoQ, driven by higher earnings from financial transactions related to customer demand for fixed-income market-making products. The quarter also saw a release of provisions.

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Payments Payments had a weaker quarter with less transactional activity from customers after the seasonal peak at the end of the year. Digital Consumer Bank The Digital Consumer Bank portfolio increased 7.4% YoY and 3.1% QoQ. Total operating income increased 18.1% YoY and 0.6% QoQ, driven by strong commission growth in the quarter, explained by higher insurance collections. 20

Section 4: Balance sheet and Results

Balance sheet

Consumer loans grow 4.2% YoY, driven by credit cards and auto financing

Loans by product:

Financial accounting information

		YTD		% Change	
(Ch$ million)	**Mar-26**	**Dec-25**	**Mar-25**	**Mar-26/ Mar-25**	**Mar-26/ Dec-25**
Consumer loans	6,104,825	6,057,304	5,861,160	4.2%	0.8%
Santander Consumer (car loans)	1,113,837	1,080,862	1,037,305	7.4%	3.1%
Credit cards	2,072,652	2,061,691	1,972,059	5.1%	0.5%
Other consumer loans	2,918,336	2,914,751	2,851,796	2.3%	0.1%
Mortgage	17,353,554	17,443,563	17,546,297	(1.1%)	(0.5%)
Commercial	17,387,254	17,363,835	17,653,199	(1.5%)	0.1%
Interbank	52,494	68,178	38,010	38.1%	(23.0%)
Total(1)	**40,898,127**	**40,932,880**	**41,098,666**	**(0.5%)**	**(0.1%)**

1. Total gross loans of provisions at amortized cost.

Total loans decreased by 0.5% compared to March 31, 2025, and by 0.1% QoQ, reflecting lower demand for mortgages and commercial loans, as well as the effects of exchange rate fluctuations on trade finance loans. This was largely offset by strong growth in the consumer loan portfolio.

Consumer loans increased by 4.2% since March 31, 2025, and by 0.8% QoQ, reflecting a more dynamic environment. Within this portfolio, credit card debt increased by 5.1% since March 31, 2025, and by 0.5% QoQ, slightly above the previous quarter, which is typically marked by higher demand associated with the end-of-year holidays. Meanwhile, installment consumer loans increased to a lesser extent, growing by 2.3% YoY, indicating more stable debt levels for customers.

Also within consumer loans is the auto finance business, Santander Consumer, which has shown positive trends with an increase of 7.4% since March 31, 2025 and an increase of 3.1% QoQ thanks to greater commercial agreements with car dealerships.

Approximately 58% of our portfolio is indexed to the UF (Unidad de Fomento, a Chilean inflation-indexed unit), given that most mortgage loans are denominated in UF and around 35% of commercial loans are as well. On the other hand, around 20% of commercial loans are denominated in foreign currency, primarily US dollars. Consequently, these US dollar-denominated commercial loans have shown volatility in recent quarters due to exchange rate fluctuations.

Commercial loans decreased by 1.5% as of March 31, 2025, and registered a slight quarterly increase of 0.1%. This trend is primarily explained by the impact of the Chilean peso's appreciation against the US dollar during

21

2025 and its slight depreciation in the quarter, which mainly affects trade finance loans. Secondly, it reflects lower demand for new commercial loans, in line with the country's macroeconomic context.

Mortgage lending declined by 1.1% as of March 31, 2025, and by 0.5% QoQ. In recent periods, new loan origination has slowed, reflecting still-weak demand, affected by rising housing prices, as well as the inflation and interest rates observed in previous years. During 2025, the government implemented a subsidy program for the purchase of lower-value new homes, and the current administration has proposed eliminating VAT on these properties. These initiatives should contribute to a gradual recovery in mortgage demand in the coming periods.

Financial Investments:

Financial accounting information

		YTD		% Change	
(Ch$ million)	**Mar-26**	**Dec-25**	**Mar-25**	**Mar-26/ Mar-25**	**Mar-26/ Dec-25**
Financial assets for trading at fair value through profit or loss (Trading portfolio)	548,137	714,628	182,775	199.9%	(23.3%)
Financial assets at fair value through other comprehensive income (Available-for-sale portfolio)	3,873,077	3,889,952	3,442,144	12.5%	(0.4%)
Financial assets at amortized cost (Portfolio held to maturity)	5,582,923	5,525,242	5,367,866	4.0%	1.0%
Total	**10,004,137**	**10,129,822**	**8,992,785**	**11.2%**	**(1.2%)**

It is important to note that our financial investment portfolio is mainly composed of HQLA (high-quality liquid assets) such as Central Bank bonds and notes, Chilean sovereign bonds, and US Treasury bonds.

Financial assets at fair value through other comprehensive income increased 12.5% YoY, due to higher bonds and notes issued by the Chilean Treasury. Financial assets at amortized cost increased 4.0% YoY due to higher bonds issued by the Treasury. As of March 2026, HTM instruments have a fair market value of $5,666,365 million.

22

Customer funds grew 2.9% in the quarter.

Funding:

Financial accounting information

		YTD		% change	
(Ch$ million)	**Mar-26**	**Dec-25**	**Mar-25**	**Mar-26/ Mar-25**	**Mar-26/ Dec-25**
Demand deposits	13,746,375	14,075,590	13,301,733	3.3%	(2.3%)
Time deposits	17,247,578	16,493,783	17,305,982	(0.3%)	4.6%
Total deposits	**30,993,953**	**30,569,373**	**30,607,715**	**1.3%**	**1.4%**
Mutual Fund Brokerage (1)	15,453,154	14,556,643	13,870,194	11.4%	6.2%
Total Customer Funds	**46,447,107**	**45,126,016**	**44,477,909**	**4.4%**	**2.9%**
Bonds (2)	10,225,560	10,277,061	10,230,369	—%	(0.5%)
Liquidity Coverage Ratio (LCR) (3)	151.4%	187.7%	192.9%		
Net stable financing ratio (NSFR) (3)	115.6%	115.1%	104.3%		

1. Banco Santander Chile is the exclusive intermediary for mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited. This figure is not included in the Bank's consolidated financial statements.
2. It includes regulatory capital financial instruments (AT1 and Tier 2).
3. Calculated in accordance with Chilean regulations.

The Bank's total deposits increased by 1.3% YoY, driven by a 3.3% growth in demand deposits, primarily due to increased investment in the CIB segment and partially offset by a slight decrease in time deposits. This decline is attributed to less attractive interest rates (from 5.0% in March 2025 to 4.5% in March 2026) and greater interest in mutual funds, which grew by 11.4% over the same period.

In the first quarter (1Q26), total deposits increased by 1.4%. Time deposits grew by 4.6%, offset by a 2.3% decrease in demand deposits due to increased liquidity observed among customers toward the end of the year, which normalized during the first few months. Mutual funds, meanwhile, increased by 6.2% QoQ. Overall, customer funds have grown by 4.4% YoY, and 2.9% QoQ.

Bonds remained stable through March 2026, in line with the growth of the long-term loan portfolio. During 2026, the Bank issued bonds totaling UF 3,879,000 and USD 520,000,000, taking advantage of favorable conditions in both local and international fixed-income markets. Of particular note was the issuance of a USD 500 million 144A bond, maturing in November 2030 with a 4.55% interest rate.

In terms of liquidity, the Bank's Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets relative to net cash outflows, stood at 151.4% as of March 31, 2026, well above the regulatory minimum. At the same date, the Bank's Net Stable Funding Ratio (NSFR), which measures the percentage of illiquid assets financed through stable funding sources, was 115.6%, also above the required minimum.

23

Equity increases 8.6% YoY driven by higher profits and reserves during the year.

Equity:

Financial accounting information

		YTD		% change	
(Ch$ million)	Mar-26	Dec-25	Mar-25	Mar-26/ Mar-25	Mar-26/ Dec-25
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	3,485,907	3,459,800	3,232,505	7.8%	0.8%
Valuation adjustment	(179,259)	(71,181)	(103,010)	74.0%	151.8%
Retained Earnings:					
Retained earnings prior periods	1,076,966	23,757	881,947	22.1%	4433.3%
Income for the period	273,189	1,053,209	277,797	(1.7%)	(74.1%)
Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments	(808,771)	(637,190)	(780,309)	3.6%	26.9%
Equity attributable to equity holders of the Bank	**4,739,335**	**4,719,698**	**4,400,233**	**7.7%**	**0.4%**
Non-controlling interest	154,485	119,942	107,168	44.2%	28.8%
Total Equity	**4,893,820**	**4,839,640**	**4,507,401**	**8.6%**	**1.1%**

Total equity reached $4,893,820 million as of March 31, 2026, a 1.1% QoQ increase and an 8.6% YoY increase. This growth is primarily due to higher retained earnings and reserves during the period, partially offset by an increase in losses recorded in valuation accounts, associated with cash flow hedges. The Bank uses these hedges to mitigate the inflation risk of its assets; however, in the current context of inflation expectations, this has resulted in an unrealized loss during the quarter.

At the Annual General Meeting of Shareholders held on April 22, 2025, the distribution of a dividend of 70% of the 2024 profits, equivalent to Ch$ 600,336 million, and a dividend per share of Ch$3.19 with a yield of 5.4%, was approved. The Bank had already fully provisioned for this dividend.

As of the close of March 2026, the Bank has set aside a dividend provision of 60% of its 2025 profits, which was proposed to the ordinary shareholders' meeting on April 28. This is equivalent to Ch $631,925 million, representing a dividend per share of Ch$3.35 and a yield of 4.5% (as of the date of approval).

24

Solid capital levels, with a CET1 of 10.9% and a ROAE of 23.0% in 3M26.

Capital adequacy and ROAE:

Financial accounting information

	YTD			% change	
(Ch$ million)	**Mar-26**	**Dec-25**	**Mar-25**	**Mar-26/ Mar-25**	**Mar-26/ Dec-25**
Core Capital (CET1)	4,757,028	4,601,923	4,387,824	8.4%	3.4%
AT1	648,694	629,468	665,820	(2.6%)	3.1%
Tier I	**5,405,722**	**5,231,391**	**5,053,644**	**7.0%**	**3.3%**
Tier II	1,760,235	1,815,930	1,873,248	(6.0%)	(3.1%)
Regulatory capital	**7,165,957**	**7,047,321**	**6,926,892**	**3.5%**	**1.7%**
Market risk weighted assets	8,181,184	7,143,966	6,351,117	28.8%	14.5%
Operational risk weighted assets	5,050,630	5,019,913	4,884,196	3.4%	0.6%
Credit risk weighted assets	30,528,480	29,551,588	29,767,811	2.6%	3.3%
Risk weighted assets	**43,760,294**	**41,715,467**	**41,003,124**	**6.7%**	**4.9%**
Core Capital ratio	**10.9%**	**11.0%**	**10.7%**		
Tier I ratio	12.4%	12.5%	12.3%		
Tier II ratio	4.0%	4.4%	4.6%		
BIS ratio	**16.4%**	**16.9%**	**16.9%**		
Leverage (1)	**7.2%**	**7.2%**	**7.1%**		
Quarterly ROAE	**23.0%**	**22.0%**	**25.7%**		
YTD ROAE	**23.0%**	**23.5%**	**25.7%**		

1. Leverage: Core capital / Total regulatory assets, as calculated by the CMF.

In April 2025, the CMF informed the Bank of a Pillar 2 charge of 25 basis points. Fifty percent of this charge was to be established by June 2025, of which 56.3% was to be comprised of CET1 capital. This resulted in a minimum CET1 requirement of 9.08% at the end of 2025. Recently, in January 2026, the CMF published new capital requirements for this item, reducing the Bank's requirement to 13 basis points, which is what it had already, thus eliminating the remaining 50% requested in April 2025.

Risk-weighted assets (RWA) increased 6.7% YoY, and 4.9% QoQ, driven primarily by market-based RWA, in a context influenced by global market volatility. In line with higher accumulated earnings generation during 2025, regulatory capital strengthened, allowing the CET1 ratio to increase by 20 basis points YoY, reaching 10.9% at the end of 1Q26, above the minimum requirement of 9.08%. Meanwhile, the total Basel III ratio reached 16.4% as of the end of March 2026.

Finally, the ROAE for the last three months (3M26) reached 23.0% in a context of lower inflation (UF variation of 0.3%). This level compares to 22.0% in 1Q25 (with a UF variation of 0.6%) and 25.7% in 1Q25, a period in which the UF registered an increase of 1.2%.

25

Results

Net interest income increased 7.9% YoY with a NIM of 3.8% in a quarter with low inflation.

Interest income and readjustments:

Financial accounting information

	YTD		% change	Quarterly			% change	
Ch$ million	**Mar-26**	**Mar-25**	**Mar-26/ Mar-25**	**1Q26**	**4Q25**	**1Q25**	**1Q26/ 1Q25**	**1Q26/ 4Q25**
Net interest income(1)	457,510	423,840	7.9%	457,510	453,197	423,840	7.9%	1.0%
Net income from readjustments(2)	32,017	89,794	(64.3%)	32,017	51,012	89,794	(64.3%)	(37.2%)
Total net income from interest and readjustments	**489,527**	**513,634**	**(4.7%)**	**489,527**	**504,209**	**513,634**	**(4.7%)**	**(2.9%)**

1. Net income from interest-earning assets and liabilities plus the finance cost of cash flow hedges.
2. Net income from inflation-indexed assets and liabilities (UF) plus the financial cost of inflation-related cash flow hedges.

Margin indicators:

Non-accounting financial information

	YTD		% change	Quarterly			% change	
Ch$ million	**Mar-26**	**Mar-25**	**Mar-26/ Mar-25**	**1Q26**	**4Q25**	**1Q25**	**1Q26/ 1Q25**	**1Q26/ 4Q25**
Average interest-earning assets	50,914,934	49,532,730	2.8%	50,914,934	50,876,386	49,532,730	2.8%	0.1%
Average loans	40,750,963	41,032,860	(0.7%)	40,750,963	40,925,553	41,032,860	(0.7%)	(0.4%)
Avg. net gap in inflation indexed (UF) instruments (1)	7,524,060	7,910,438	(4.9%)	7,812,977	6,679,043	7,203,564	8.5%	17.0%
Interest earning asset yield (2)	6.9%	7.8%		6.87%	7.41%	7.8%		
Cost of funds (3)	3.2%	3.9%		3.25%	3.68%	3.9%		
Net interest margin (NIM) (4)	**3.8%**	**4.1%**		**3.8%**	**4.0%**	**4.1%**		
Inflation rate (5)	0.3%	1.2%		0.3%	0.6%	1.2%		
Monetary Policy Rate (MPR)	4.5%	5.0%		4.5%	4.5%	5.0%		
Average Monetary Policy Rate (AMPR)	4,5%	5.00%		4.5%	4.71%	5.0%		

1. The average gap between assets and liabilities indexed to the Unidad de Fomento (UF).
2. Interest income divided by average interest earning assets.
3. Interest expense divided by the sum of interest-bearing liabilities and demand deposits.
4. Net interest income divided by average interest earning assets.
5. Inflation measured as the variation of the UF in the period.

Net interest and readjustment income (NII) accumulated as of March 31, 2026, decreased by 4.7% compared to the same period in 2025 due to a 64.3% decrease in readjustment income resulting from the lower UF (Unidad de

26

Fomento) variation of 0.3% in 3M26 compared to 1.2% in the same period in 2025. In this context of lower inflation expectations, the Bank reduced its exposure to the UF by an average of 4.9% during 2026 compared to 2025. This decrease was partially offset by a 7.9% increase in interest income, driven by a 2.8% growth in average interest-earning assets and by a lower cost of funding, which decreased from 3.9% in 1Q25 to 3.25% in 1Q26, in line with the reduction in the average Monetary Policy Rate (MPR) from 5.0% to 4.5%.

In 1Q26, total net interest income and readjustments decreased by 2.9% compared to 4Q25, primarily due to a 37.2% decrease in readjustment income in 1Q26. This was because the UF (Unidad de Fomento, a Chilean inflation-indexed unit of account) depreciation fell from 0.6% in 4Q25 to 0.3% in 1Q26, coinciding with a month of negative inflation in 1Q26. Given this change in the inflation environment, we increased the UF GAP by 17.0% compared to 4Q25. This was offset by a 1.0% increase in interest income for the quarter. This increase in net interest income was mainly due to lower interest expenses resulting from the lower monetary policy rate, which impacted our cost of funding, falling from 3.9% to 3.2% in3M26.

The Bank maintains a shorter duration for its interest-bearing liabilities compared to its assets, allowing liabilities to adjust more quickly to changes in interest rates. As of December 2025, time deposits represented 34.9% of total funding and, given their typical duration of 30 to 60 days, they rapidly capture changes in interest rates. This has contributed to a recovery in net interest income, which grew 7.9% in 3M26 compared to 3M25.

As a result of these inflationary dynamics, the net interest margin (NIM) decreased from 4.1% in 1Q25 and 4.0% in 4Q25 to 3.8% in 1Q26.

Cost of credit of 1.55% YTD and coverage at 114.6%

Provision expense:

Financial accounting information

	YTD		% change	Quarterly			% change	
Ch$ million	**Mar-26**	**Mar-25**	**Mar-26/ Mar-25**	**1Q26**	**4Q25**	**1Q25**	**1Q26/ 1Q25**	**1Q26/ 4Q25**
Provisions for credit risk owed by banks and loans and accounts receivable from customers (1)	(230,488)	(263,127)	(12.4%)	(230,488)	(192,491)	(263,127)	(12.4%)	19.7%
Special provisions for credit risk (2)	21,062	77,042	--%	21,062	(1,953)	77,042	--%	(1178.4%)
Gross provisions	**(209,426)**	**(186,085)**	**12.5%**	**(209,426)**	**(194,444)**	**(186,085)**	**12.5%**	**7.7%**
Recovery of bad debts	51,019	46,858	8.9%	51,019	55,919	46,859	8.9%	(8.8%)
Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(370)	(274)	35.0%	(370)	(3,858)	(274)	35.0%	(90.4%)
Credit loss expense	**(158,777)**	**(139,501)**	**13.8%**	**(158,777)**	**(142,383)**	**(139,501)**	**13.8%**	**11.5%**

1. It includes write-offs.
2. It includes additional provisions and provisions for contingent liabilities.

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Asset quality indicators and cost of credit:

Non-accounting financial information

	YTD		Quarterly		
	Mar-26	Mar-25	1Q26	4Q25	1Q25
Cost of credit (1)	1.55%	1.36%	1.55%	1.38%	1.36%
Expected loss ratio (LLA / total loans)	3.4%	3.2%	3.4%	3.3%	3.2%
NPL ratio (90 days or more overdue/ total loans)	3.3%	3.2%	3.3%	3.2%	3.2%
Impaired loan ratio (impaired loans / total loans)	7.4%	6.9%	7.4%	7.1%	6.9%
Coverage of NPLs (2)	114.6%	115.5%	114.6%	114.5%	115.5%

1. Annualized credit loss expense divided by average placements.
2. Provisions on the balance sheet including additional provisions divided by non-performing loans.

Net loan loss expenses totaled Ch$158.777 billion in the three-month period ending March 31, 2026, representing a 13.8% increase compared to the same period in 2025 and an 11.5% increase compared to 4Q25. This increase reflects the current economic cycle and labor market environment, where delinquency rates remain higher than those observed before the pandemic. In this context, the Bank implemented several initiatives during 2025 to strengthen portfolio quality, particularly in the commercial segment.

In the first quarter of 2026, asset quality remained relatively stable, although a one-off case in the large corporate segment resulted in increased provisions in February. The increase in expenses compared to the previous quarter (1Q26/4Q25) is mainly due to higher provisioning in the consumer loan portfolio, raising its coverage ratio from 326% to 361%.

As a result, the cost of risk increased from 1.36% in 1Q25 to 1.38% in 4Q25 and to 1.55% in 1Q26. It should be noted that, in the specific case of the commercial loan portfolio mentioned, the recovery process is progressing as expected, so the Bank estimates that this effect is transitory.

The non-performing loan ratio increased from 6.9% in 1Q25 to 7.1% in 4Q25 and to 7.4% in 1Q26, reflecting loan restructuring. Consequently, the non-performing loan (NPL) ratio showed signs of stabilization, decreasing from 3.2% in 1Q25 to 3.3% in 1Q26. It is important to note that asset quality indicators are being affected by low portfolio growth and even contraction in some portfolios.

Finally, the expected loss ratio (provisions for credit risk divided by total loans) has increased from 3.2% in 1Q25 to 3.4% in 1Q26 due to higher provisions established in recent periods, and the non-performing loan coverage ratio (which includes voluntary provisions set aside by the Board of Directors in recent years) remained stable at 115.5% in1Q25,114.5% in 4Q25 and 114.6% in 1Q26.

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Net credit risk provision expenses by product:

Financial accounting information

	YTD		% change	Quarterly			% change	
Ch$ million	Mar-26	Mar-25	Mar-26/ Mar-25	1Q26	4Q25	1Q25	1Q26/ 1Q25	1Q26/ 4Q25
Consumer	(98,376)	(85,699)	14.8%	(98,376)	(68,758)	(85,699)	14.8%	43.1%
Commercial	(57,575)	(34,615)	66.3%	(57,575)	(72,575)	(34,615)	66.3%	(20.7%)
Mortgage	(2,826)	(19,187)	(85.3%)	(2,826)	(1,049)	(19,187)	(85.3%)	169.4%
Provisions for credit risk	**(158,777)**	**(139,501)**	**13.8%**	**(158,777)**	**(142,382)**	**(139,501)**	**13.8%**	**11.5%**

Provisioning expenses for consumer loans increased by 14.8% in 3M26 compared to 3M25 and by 43.1% compared to 4Q25. The non-performing loan ratio for consumer loans showed a slight increase in 2025, from 2.2% in 1Q25 to 2.5% in 4Q25, before improving to 2.2% in 1Q26. The impaired loan ratio for consumer loans followed the same trend, increasing from 5.2% in 1Q25 to 5.4% in 4Q25 and 5.2% in 1Q26. The coverage ratio for consumer loans reached 361.1% at the end of March 2026.

Provisions for commercial loans increased 66.3% in 3M26 compared to 3M25, primarily due to higher provisions associated with the individual non-performing loan portfolio. As mentioned previously, a specific company in the mining sector experienced difficulties during the quarter, leading to an increased provision and the use of additional provisions to cover the client's exposure. Compared to 4Q25, provisions for commercial loans decreased 20.7% in 1Q26 due to lower provisions for the group portfolio and the release of $22 billion in voluntary provisions during the quarter. The non-performing loan ratio for the commercial loan portfolio decreased from 4.0% in March 2025 to 3.6% in December 2025 and 3.7% in March 2026. The impaired loan ratio for commercial loans stood at 8.7% in 1Q25, 8.6% in 4Q25, and 9.0% in 1Q26, taking into account the increased number of restructured loans during 2025 and the specific case mentioned earlier in the quarter. Meanwhile, the non-performing loan coverage ratio for this portfolio remained high at 130.6% as of March 2026.

Provisions for mortgage loans decreased by 85.3% in the first three months of 2026 compared to the same period in 2025 due to lower provisions for the performing loan portfolio. Compared to the previous quarter, they increased by 169.4% due to higher provisions for non-performing loans. The non-performing loan ratio for the mortgage portfolio stood at 3.2% for the quarter, with an impaired ratio of 6.5%. As a result, the non-performing loan coverage ratio remained stable at 41.8% in March 2025, 37.2% in December 2025, and 36.1% in March 2026.

For more information on credit risk and asset quality, see Section 6: Risk.

Commissions increased 4.5% YoY, driven by a larger customer base and increased product usage

Net fees increased 4.5% in the three months ended March 31, 2026, compared to the same period in 2025, primarily due to higher fees on our main products: cards, mutual fund brokerage, and checking accounts. This

29

resulted from an increase in customers and greater product usage. In the quarter, fees increased 0.2% QoQ due to higher fees on cards, collections, and insurance.

With this, the recurrence ratio (total net commissions divided by structural support expenses) increased from 61.8% YTD March 2025 to 68.9% YTD March 2026, and from 62.5% in 3Q25 to 68.7% in 4Q25, demonstrating that more than half of the Bank's expenses are financed by the commissions generated by our customers.

Commissions per product:

Financial accounting information

The evolution of commissions per product was as follows:

	YTD		% change	Quarterly			% change	
Ch$ million	**Mar-26**	**Mar-25**	**Mar-26/ Mar-25**	**1Q26**	**4Q25**	**1Q25**	**1Q26/ 1Q25**	**1Q26/ 4Q25**
Cards	38,385	37,595	2.1%	38,385	36,661	37,595	2.1%	4.7%
Getnet	24,018	24,351	(1.4%)	24,018	31,343	24,351	(1.4%)	(23.4%)
Mutual fund brokerage	23,656	21,502	10.0%	23,656	24,063	21,502	10.0%	(1.7%)
Current accounts	20,228	19,090	6.0%	20,228	21,205	19,090	6.0%	(4.6%)
Collections	15,398	16,898	(8.9%)	15,398	13,793	16,898	(8.9%)	11.6%
Insurance brokerage	16,332	12,355	32.2%	16,332	14,714	12,355	32.2%	11.0%
Guarantees	9,591	12,015	(20.2%)	9,591	9,966	12,015	(20.2%)	(3.8%)
Prepayment of credits	4,266	3,805	12.1%	4,266	3,277	3,805	12.1%	30.2%
Others	3,058	640	377.8%	3,058	(333)	640	377.8%	(1018.3%)
Total commissions	**154,932**	**148,251**	**4.5%**	**154,932**	**154,689**	**148,251**	**4.5%**	**0.2%**

Credit and debit card fees increased 2.1% in 3M26 compared to the same period in 2025 and increased 4.7% QoQ, driven by greater card usage, in line with the growth of the customer base in recent years and its higher level of transactional activity and preference as a means of payment.

Getnet, the Bank's acquiring business, continues to show solid growth, contributing to the expansion of its SME customer base, which now exceeds 167,000 companies. It currently has approximately 283,000 POS terminals in operation, consolidating its presence in the payments ecosystem.

Mutual fund brokerage fees grew 10.0% in 3M26 compared to the same period in 2025 and remained stable in the quarter, reflecting the increased demand for investment products in a context of lower rates, along with the expansion of the customer base.

Current account fees increased by 6.0% in 3M26 compared to the same period in 2025 and decreased by 4.6% QoQ. Account openings continued to grow during the quarter, reaching a market share of 21.2% as of February 2026. Also noteworthy is the strong growth in dollar-denominated current accounts, whose digital opening has facilitated their adoption: as of February 2026, there were 504,104 accounts, representing a market share of 37.0%.

Collection fees decreased by 8.9% in 3M26 compared to the same period of the previous year, due to lower income associated with loan collections. However, they increased by 11.6% in the quarter, driven by higher collections related to insurance.

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Insurance brokerage increased by 32.2% in 3M26 compared to the same period in 2025 and 11.0% compared to 4Q25 due to higher commissions from both consumer credit-related insurance and non-credit-related insurance, such as life and auto insurance.

Guarantee fees decreased by 20.2% in 3M26 compared to the same period in 2025 due to lower activity from corporate and large enterprise clients, which were particularly high in 1Q25. Compared to the previous quarter, guarantee fees decreased by 3.8% QoQ due to lower overall activity in these products.

Commissions for prepayment of loans increased 12.1% in 3M26 compared to the same period in 2025, and 30.2% QoQ mainly due to higher prepayments of commercial loans in the quarter.

In the last item, Others, a profit of Ch$ 4.389 million was recognized in the three months accumulated to March 31, 2026 mainly explained by higher commissions generated by financial advice for financial intermediation services.

Net financial results income increased by 19.7% in 3M26.

Net financial results:

Financial accounting information

	YTD		% Change	Quarterly			% Change	
Ch$ million	**Mar-26**	**Mar-25**	**Mar-26/ Mar-25**	**1Q26**	**4Q25**	**1Q25**	**1Q26/ 1Q25**	**1Q26/ 4Q25**
Financial assets and liabilities for trading	131,356	(29,825)	(540.4%)	131,356	(119,994)	(29,825)	(540.4%)	(209.5%)
Result from the derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	9,039	(4,043)	(323.6%)	9,039	914	(4,043)	(323.6%)	888.9%
Foreign currency changes, readjustments and accounting hedges	(55,137)	105,084	(152.5%)	(55,137)	170,058	105,084	(152.5%)	(132.4%)
Total net financial transactions	**85,258**	**71,216**	**19.7%**	**85,258**	**50,978**	**71,216**	**19.7%**	**67.2%**

Net financial results showed a profit of Ch$ 85,258 million in 3M26, an increase of 19.7% compared to 3M25 and 67.2% in 1Q26 compared to 4Q25. This performance is mainly explained by higher gains in the valuation of derivative contracts and by the sale of commercial portfolio, partially offset by lower results associated with the foreign currency position.

For a better understanding of these lines, they are presented by business area in the following table:

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Net financial results by business:

Non-accounting financial information

	YTD		% Change	Quarterly			% Change	
Ch$ million	**Mar-26**	**Mar-25**	**Mar-26/ Mar-25**	**1Q26**	**4Q25**	**1Q25**	**1Q26/ 1Q25**	**1Q26/ 4Q25**
Client	75,841	70,101	8.2%	75,841	56,906	70,101	8.2%	33.3%
Non-Client (1)	9,417	1,115	–%	9,417	(5,928)	1,115	744.6%	(258.9%)
Total net financial transactions	**85,258**	**71,216**	**19.7%**	**85,258**	**50,978**	**71,216**	**19.7%**	**67.2%**

1. Non-client income. These results include interest and mark-to-market effect of the Bank's trading portfolio, realized gains from the available-for-sale portfolio, and other results of the Financial Division.

Revenue from treasury services for clients reached a profit of Ch$ 75.841 million in 3M26, an increase of 8.2% YoY and 33.3% compared to 4Q25 explained by greater demand for market making in fixed income due to greater volatility in the markets during the quarter.

Non-customer treasury totaled a gain of Ch$ 9.417 billion, mainly explained by the sale of commercial portfolio and leasing and better hedging results.

Efficiency of 32.5% in 3M26 with operating expenses contracting YoY.

The Bank's efficiency ratio reached 32.5% as of March 31, 2026, an improvement over the 35.0% recorded in the same period of the previous year and the 36.4% recorded in 4Q25. In line with this, the cost-to-asset ratio decreased to 1.4% in 3M26 from 1.5% in previous periods.

Operating expenses (which include other expenses) decreased by 6.7% compared to 1Q25, primarily due to lower administrative costs. It's worth noting that during the first quarter of 2025, the Bank reached a significant milestone with Project Gravity, which involved migrating from the mainframe to the cloud. During that period, both systems operated in parallel, resulting in higher costs. Furthermore, the transition to the new cloud infrastructure generated higher amortization and depreciation expenses associated with legacy systems.

Compared to 4Q25, operating expenses decreased by 8.3%, explained by lower spending in the other operating expenses line in 1Q26, mainly associated with the release of provisions for contingencies and lower costs related to restructuring processes.

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Operating expenses:

Financial accounting information

	YTD		% Change	Quarterly			% Change	
Ch$ million	**Mar-26**	**Mar-25**	**Mar-26/ Mar-25**	**1Q26**	**4Q25**	**1Q25**	**1Q26/ 1Q25**	**1Q26/ 4Q25**
Personnel expenses	(98,849)	(94,063)	5.1%	(98,849)	(104,907)	(94,063)	5.1%	(5.8%)
Administrative expenses	(91,639)	(110,722)	(17.2%)	(91,639)	(86,297)	(110,722)	(17.2%)	6.2%
Depreciation and amortization	(34,516)	(35,176)	(1.9%)	(34,516)	(34,009)	(35,176)	(1.9%)	1.5%
Core support costs	**(225,004)**	**(239,961)**	**(6.2%)**	**(225,004)**	**(225,213)**	**(239,961)**	**(6.2%)**	**(0.1%)**
Other operational expenses	(13,125)	(15,126)	(13.2%)	(13,125)	(33,914)	(15,126)	(13.2%)	(61.3%)
Impairment	(134)	(164)	--%	(134)	(823)	(164)	--%	(83.7%)
Operating expenses	**(238,263)**	**(255,251)**	**(6.7%)**	**(238,263)**	**(259,950)**	**(255,251)**	**(6.7%)**	**(8.3%)**

Productivity and efficiency indicators:

Non-accounting financial information

	YTD		% Change	Quarterly			% Change	
Ch$ million	**Mar-26**	**Mar-25**	**Mar-26/ Mar-25**	**1Q26**	**4Q25**	**1Q25**	**1Q26/ 1Q25**	**1Q26/ 4Q25**
Branches	228	237	(3.8%)	228	229	237	(3.8%)	(0.4%)
Traditional	123	132	(6.8%)	123	124	132	(6.8%)	(0.8%)
WorkCafé	94	91	3.3%	94	94	91	3.3%	-%
Others	11	14	(21.4%)	11	11	14	(21.4%)	0.0%
Employees	**8,355**	**8,712**	**(4.1%)**	**8,355**	**8,526**	**8,712**	**(4.1%)**	**(2.0%)**
Efficiency ratio (1)	**32.5%**	**35.0%**	**(250)pb**	**32.5%**	**36.4%**	**35.0%**	**(250)pb**	**(390)pb**
Volume per branch ($mm) (2)	316,942	303,015	4.6%	316,942	313,510	303,015	4.6%	1.1%
Volume per employee ($mm) (3)	8,599	8,243	4.3%	8,599	8,352	8,243	4.3%	3.0%
Costs / Assets (4)	1.4%	1.5%	(10)pb	1.4%	1.5%	1.5%	(10)pb	(10)pb

1. Operating expenses divided by operating income.
2. Loans + deposits divided by branches (points of sale).
3. Loans + deposits divided by employees.
4. Annualized operating expenses / average total assets.

Personnel expenses increased by 5.1% in 3Q26 compared to the same period in 2025, primarily due to the readjustment of salaries in line with inflation and higher severance payments, in the context of a 4.1% reduction in employees and a 3.8% decrease in the number of branches. Compared to 4Q25, personnel expenses decreased by 5.8%, mainly due to higher incentive payments in the last quarter of 2025 that were not repeated in 2026.

Administrative expenses decreased 17.2% in 3M26 compared to the same period in 2025 due to lower technology and data processing expenses, largely related to the aforementioned Gravity project. Compared to 4Q25, administrative expenses increased 6.2% due to higher expenses for external data processing services, impacted by the peso's depreciation during the quarter, and higher expenses for leasing and maintenance of fixed assets.

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Depreciation expenses decreased by 1.9% in 3M26 compared to the same period in 2025, primarily due to lower depreciation of internally developed software. Compared to 4Q25, depreciation expenses increased slightly by 1.5% QoQ, mainly due to higher depreciation of other leased fixed assets.

Other operating expenses decreased 13.2% in 3M26 compared to the same period in 2025, primarily due to the release of provisions associated with other contingencies. Compared to 4Q25, other operating expenses decreased 61.3% QoQ due to the aforementioned provision release and also lower provisions related to restructuring plans.

Other operating income,gains from investments in companies and taxes:

Financial accounting information

	YTD		% Change	Quarterly			% Change	
Ch$ million	**Mar-26**	**Mar-25**	**Mar-26/ Mar-25**	**1Q26**	**4Q25**	**1Q25**	**1Q26/ 1Q25**	**1Q26/ 4Q25**
Other operating income	5,288	754	601.3%	5,288	4,876	754	601.3%	8.4%
Result from investments in companies	1,225	1,213	1.0%	1,225	2,426	1,213	1.0%	(49.5%)
Results of non-current assets and discontinued operations	(2,804)	(5,782)	(51.5%)	(2,804)	(2,948)	(5,782)	(51.5%)	(4.9%)
Tax expense	**(55,909)**	**(52,797)**	**5.9%**	**(55,909)**	**(51,705)**	**(52,797)**	**5.9%**	**8.1%**
Effective rate	**16.6%**	**15.8%**		**16.6%**	**16.6%**	**15.8%**		

Income tax expense in 3M26 totaled Ch$55,909 million, a 5.9% increase compared to the same period in 2025 and an 8.1% QoQ increase due to lower inflation during the quarter. For tax purposes, our capital must be adjusted for inflation; therefore, when inflation is high, the effective tax rate tends to be lower. As of March 2026, the effective tax rate was 16.6%.

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Section 5: Guidance With all of the above in mind, the Bank's expectations for growth in volumes, capital and results for the year 2026 are as follows: Indicator Guidance Key factor Update Loans Mid single digits growth Demand reactivation driven by the macro environment. NIM c. 4% Under our base scenario of the macro environment at the start of the year for rates and inflation and the asset-liability mix. The current scenario of higher inflation is pushing expectations upwards. Non NII Mid to High-single digit growth Customer growth and product usage. Does not include potential regulatory changes related to interchange fees. Efficiency Mid 30s Inflation, total employees, exchange rate, productivity, and investment plans. Due to higher NIM and relatively stable costs, there is downward pressure. Cost of credit c. 1.3% Subject to the evolution of the cycle. There could be pressure in the medium term, due to the impact of higher inflation on payment behavior. ROAE 22-24% Based on our initial estimates of key components including inflation, rates, and business growth. Exceeding the initial range. CET1 c. 11% ROE, equity growth and risk- weighted assets and dividend policy. We estimate that ROAE levels will remain at these levels, above 20%, depending on macroeconomic projections and other external factors. 35

Section 6: Risks Risk management in 1Q26 has focused on strengthening our risk structure in the face of weak economic activity and the labor market. Credit risk Estimated expected loss: The provision estimate is based on expected loss models, in accordance with Chapter B1 of the CMF's Compendium of Accounting Standards. The loan portfolio is divided into loans analyzed as a group and loans analyzed individually. Within each group, there are different provisioning models for consumer loans, mortgages, and commercial loans. In simplified terms, provisions for most loans are determined using the following expected loss formula: Further information on the loan models can be found in note 2 of the Bank's financial statements. Below you can see more details of the loan portfolio. 36

Loans and accounts receivable from customers As of March 31, 2026 (Ch$ million)	Assets before allowances						Established allowances								
	Normal Portfolio		Substandard Portfolio	Non-compliant portfolio		Total	Normal portfolio		Substandard Portfolio	Non-compliant portfolio		Subtotal	Deductible guarantees FOGAPE Covid-19	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	6,696,369	4,562,610	1,048,425	659,390	505,875	13,472,669	73,687	68,162	45,043	232,416	170,332	589,640	1,016	590,656	12,882,013
Credits for foreign trade Chilean exports	713,837	13,093	42,762	53,619	2,663	825,974	17,173	412	5,520	41,694	1,450	66,249	-	66,249	759,725
Foreign trade credits for Chilean imports	765,581	80,519	42,007	12,340	3,656	904,103	20,514	2,243	3,932	9,287	1,994	37,970	-	37,970	866,133
Foreign trade credits between third countries	2,263	-	996	-	-	3,259	56	-	138	-	-	194	-	194	3,065
Current account debtors	45,747	31,497	5,435	1,385	7,516	91,580	869	954	419	685	4,122	7,049	-	7,049	84,531
Credit card debtors	32,933	119,722	2,759	677	12,548	168,639	818	3,732	307	358	6,962	12,177	-	12,177	156,462
Factoring operations	792,045	25,736	23,001	5,070	4,251	850,103	9,282	453	2,445	3,267	2,464	17,911	-	17,911	832,192
Commercial financial leasing operations	666,284	142,103	100,028	41,611	9,564	959,590	3,297	937	1,579	8,573	8,011	22,397	3	22,400	937,190
Student loans	-	21,272	-	-	6,337	27,609	-	428	-	-	1,613	2,041	-	2,041	25,568
Other credits and accounts receivable	5,555	66,272	591	2,315	8,995	83,728	94	2,264	46	1,527	5,061	8,992	-	8,992	74,736
Subtotal	**9,720,614**	**5,062,824**	**1,266,004**	**776,407**	**561,405**	**17,387,254**	**125,790**	**79,585**	**59,429**	**297,807**	**202,009**	**764,620**	**1,019**	**765,639**	**16,621,615**
Mortgage loans															
Loans with letters of credit	-	-	-	-	14	14	-	-	-	-	1	1	-	1	13
Mortgages transferable mutual loans	-	197	-	-	37	234	-	-	-	-	5	5	-	5	229
Loans with mutual funds financed with mortgage bonds	-	71,686	-	-	3,506	75,192	-	110	-	-	273	383	-	383	74,809
Other mortgage loans with mutual funds	-	16,064,482	-	-	1,110,792	17,175,274	-	34,916	-	-	150,138	185,054	-	185,054	16,990,220
Financial leasing operations for mortgage	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other credits and accounts receivable	-	91,337	-	-	11,503	102,840	-	218	-	-	1,530	1,748	-	1,748	101,092
Subtotal	**-**	**16,227,702**	**-**	**-**	**1,125,852**	**17,353,554**	**-**	**35,244**	**-**	**-**	**151,947**	**187,191**	**-**	**187,191**	**17,166,363**
Consumer loans															
Consumer loans in installments	-	3,626,662	-	-	272,445	3,899,107	-	162,003	-	-	155,788	317,791	-	317,791	3,581,316
Current account debtors	-	122,266	-	-	8,956	131,222	-	6,991	-	-	5,130	12,121	-	12,121	119,101
Credit card debtors	-	2,035,809	-	-	36,843	2,072,652	-	83,475	-	-	21,203	104,678	-	104,678	1,967,974
Consumer financial leasing operations	-	1,539	-	-	9	1,548	-	36	-	-	3	39	-	39	1,509
Other credits and accounts receivable	-	14	-	-	282	296	-	3	-	-	164	167	-	167	129
Subtotal	**-**	**5,786,290**	**-**	**-**	**318,535**	**6,104,825**	**-**	**252,508**	**-**	**-**	**182,288**	**434,796**	**-**	**434,796**	**5,670,029**
TOTAL	9,720,614	27,076,816	1,266,004	776,407	2,005,792	40,845,633	125,790	367,337	59,429	297,807	536,244	1,386,607	1,019	1,387,626	39,458,007

Distribution by economic sector

By economic sector, the Bank's portfolio is highly diversified, not showing a significant percentage exposed to a particular industry,and promoting a stable portfolio over time.


100%
80%
60%
40%
20%
0%
0.1%
14.9%
42.4%
42.5%
27.4%
20.8%
13.3%
8.7%
8.3%
Total portfolio
Commercial Portfolio
Interbank
Consumer
Mortgage
Commercial
Social services and other community services
Trade
Real estate services
Agriculture, livestock farming, fishing, forestry, etc.
Manufacture
Electricity, gas and water
Construction
Transport
Financial services
Telecommunications
Mining
Oil and natural gas

Credit quality of debtors

As of the end of March 2026, the non-performing loan ratio increased slightly to 3.3%, while the impaired loan ratio increased to 7.4%. During 2025, the Bank implemented various initiatives to strengthen portfolio quality, including write-offs. However, in the first quarter of 2026, a one-off deterioration was observed in a commercial client evaluated individually, which led to an increase in the loan loss provision coverage for that exposure. As a result, the commercial non-performing loan ratio improved from 4.1% in December 2024 to 3.6% in December 2025 and increased slightly to 3.7% in March 2026, while the impaired loan ratio decreased from 8.6% in 2025 and increased to 9.0% at the end of March 2026.

In the mortgage portfolio, a deterioration was observed during 2024, associated with lower household liquidity and increased monthly payments in recent years. During 2025, customers began renegotiating their loans, and the non-performing loan ratio showed signs of stabilization, reaching 3.1% in December 2025 and 3.2% in March 2026. Meanwhile, the impaired loan ratio reached 6.3% and 6.5% on those dates, respectively. It is worth noting that these loans are secured by real estate, maintaining a loan-to-value (LTV) ratio of around 60% of the outstanding portfolio.

The consumer portfolio continues to show good performance with a stable impaired ratio of 5.4% and an NPL ratio that shows a slight improvement from 2.5% in December 2025 to 2.2% in March 2026.

Total loan loss provisions increased 13.8% YoY and 11.5% QoQ, explained by the specific case of the commercial loan portfolio as well as the evolution of asset quality. As a result, the non-performing loan coverage ratio, including additional provisions, reached 114.6% in March 2026, and the expected loss ratio (loan loss provisions divided by total loans) increased to 3.4%.

38

Asset quality

Ch$ million	Mar-26	Dec-25	Mar-25	% Change Mar-26/ Mar-25	% Change Mar-26/ Dec-25
Total loans[1]	40,898,126	40,932,880	41,098,665	(0.5%)	(0.1%)
Loan loss allowances (LLAs)[2]	(1,549,778)	(1,526,305)	(1,517,767)	2.1%	1.5%
Non-Performing Loans[3] (NPLs)	**1,352,245**	**1,332,660**	**1,314,331**	**2.9%**	**1.5%**
Consumer NPLs	137,065	153,358	128,890	6.3%	(10.6%)
Commercial NPLs	652,311	636,629	713,854	(8.6%)	2.5%
Mortgage NPLs	562,869	542,674	471,587	19.4%	3.7%
Impaired loans[4]	**3,039,481**	**2,941,628**	**2,852,171**	**6.6%**	**3.3%**
Consumer impaired loans	318,535	327,206	303,235	5.0%	(2.7%)
Commercial impaired loans	1,595,095	1,514,001	1,536,575	3.8%	5.4%
Mortgage impaired loans	1,125,852	1,100,422	1,012,360	11.2%	2.3%
Expected loss ratio[5] (LLA / total loans)	3.4%	3.3%	3.2%		
NPL ratio (NPL / total loans)	**3.3%**	**3.2%**	**3.2%**		
Consumer NPL ratio	2.2%	2.5%	2.2%		
Commercial NPL ratio	3.7%	3.6%	4.0%		
Mortgage NPL ratio	3.2%	3.1%	2.7%		
Impaired loan ratio (impaired / total loans)	**7.4%**	**7.1%**	**6.9%**		
Consumer impaired ratio	5.2%	5.4%	5.2%		
Commercial impaired ratio	9.0%	8.6%	8.7%		
Mortgage impaired ratio	6.5%	6.3%	5.8%		
NPL coverage ratio[6]	114.6%	114.5%	115.5%		
Coverage ratio without mortgages[7]	170.6%	167.6%	156.7%		
Consumer coverage ratio[8]	361.1%	325.7%	381.8%		
Commercial coverage ratio[9]	130.6%	129.5%	116.0%		
Mortgage coverage ratio[10]	36.1%	37.2%	41.8%		

1. It includes interbank loans.
2. Adjusted to include additional provisions ($205 billion in March 2025, $185 billion in December 2025 and $162 billion in March 2026).
3. Total gross amount of loans with at least one payment more than 90 days overdue. As of March 2025 and March 2026, mortgage information as reported in the financial statements, note 13, is used.
4.. Includes: (a) for loans individually assessed for impairment: (i) the amount of all loans of customers classified between C1 and C6 and (ii) the amount of all customers with at least one loan in arrears (and not a mortgage with less than 90 days overdue), regardless of category; and (b) for loans collectively assessed for impairment, the amount of all placements of a customer when the customer is in arrears on at least one loan or has been renegotiated.
5. LLA / Total Loans. Measures the percentage of loans for which the bank sets aside provisions based on its internal model and CMF regulations. Adjusted to include additional provisions ($205 billion in March 2025, $185 billion in December 2025, and $162 billion in March 2026).
6. LLA/NPLs. Adjusted to include additional provisions ($205 billion as of March 2025, $185 billion as of December 2025, and $162 billion as of March 2026). As of March 2025 and March 2026, mortgage information as reported in the financial statements is used, note 13.
7. Commercial and consumer LLAs / Commercial and consumer NPLs. Adjusted to include additional provisions ($188 billion as of March 2025, $168 billion as of December 2025 and $146 billion as of March 2026)
8. Consumer LLA/Consumer NPLs. Adjusted to include the $60 billion additional provision for the consumer portfolio.
9. Commercial LLA/commercial NPLs. Adjusted to include $128 billion in March 2025, $108 billion in December 2025, and $86 billion in March 2026.
10. LLA of mortgage/mortgage NPLs. Adjusted to include additional provisions of $17 billion as of March 2025 and December 2025 and $16 billion as of March 2026 for the mortgage portfolio. As of March 2025 and March 2026, mortgage information as reported in the financial statements, note 13, is used.

39

Market risk There are four main market risks that can affect the Bank: exchange rate, inflation, interest rate, and liquidity. Their measurement and control are the responsibility of the Market Risk Management team, which is part of the Risk Division. Limits are approved by the various committees in charge, primarily the Market Committee and the Assets and Liabilities Committee (ALCO). The main market risks are also reviewed by the Integrated Risk Committee. The Financial and Capital Management areas, as part of the Financial Division, have the following functions, which are supervised and controlled by the ALCO and the Risk Management: • Optimizing the cost of liabilities by seeking the most efficient financing strategies, including the issuance of bonds and bank lines of credit. • Manage short- and long-term regulatory liquidity limits. • Inflation risk management and exposure. • Manage local and foreign currency exchange rate risk. • Capital adequacy and requirements. Liquidity risk The Financial Management area manages liquidity risk using a portfolio of liquid assets to ensure the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term financing, in compliance with internal regulatory liquidity requirements. The Financial Management Department receives information from all business units regarding the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business activities. Based on this information, the area maintains a portfolio of short-term liquid assets, primarily consisting of liquid investments, loans, and advances to other banks, to ensure the Bank has sufficient liquidity. The liquidity needs of the business units are met through short-term transfers from Financial Management to cover short-term fluctuations and long-term financing to address all structural liquidity requirements. The Bank monitors its liquidity position daily, determining future cash inflows and outflows. Additionally, stress tests are conducted at the end of each month, using a variety of scenarios that encompass both normal market conditions and market fluctuations. Liquidity policies and procedures are subject to review and approval by the Bank's Board of Directors. Periodic reports are generated by the Market Risk Department, detailing the liquidity position of the Bank and its subsidiaries, including exceptions and corrective measures taken. These reports are submitted periodically to the ALCO for review. The Bank obtains demand and time deposits from its customer base, while the Finance Department obtains funding from correspondent banks, debt instruments, commercial paper, and wholesale time deposits. Although most obligations to banks and debt instruments mature in more than one year, customer and wholesale deposits tend to have shorter maturities, with a large proportion payable within 90 days. The short-term nature of these deposits increases the Bank's liquidity risk, and therefore, the Bank actively manages this risk through continuous monitoring of market trends and pricing management. 40

High-quality liquid assets High-quality liquid assets (HQLAs) are an essential component of liquidity risk management. They consist of balance sheet assets, primarily composed of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 assets the least liquid. As of March 31, 2026, the Bank's HQLA amounted to Ch$ 8,046,591 million and corresponded mainly to Level 1 liquid assets, composed primarily of bonds of the Republic of Chile, Central Bank of Chile and United States Treasury. Liquid Assets (Consolidated Ch$ million) Tier 1: Available, 1,602,700 Tier 1: Fixed Income, 6,441,047 Tier 2: Fixed Income, 2,844 Regarding liquidity, the main metrics managed by the Bank's Finance Division are the following: 1. Liquidity Coverage Ratio (LCR). 2. Net stable financing ratio (NSFR). LCR The Liquidity Coverage Ratio (LCR) measures the percentage of liquid assets relative to net cash outflows. This indicator is required by Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile in relation to their activities. As of March 31, 2026, this indicator for Banco Santander Chile stood at 151.4% above the minimum (100%). This reflects the conservative liquidity requirements established by the board of directors through the ALCO committee. Evolution of LCR 192.9% 177.7% 171.8% 187.7% 151.4% Mar-25 Mar-25 Jun-25 Dec-25 Mar-26 41

NSFR

This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities, enabling banks to maintain a stable funding profile relative to their operations. As of March 31, 2026, the NSFR stood at 115.6%.

Evolution of NSFR


104.3%
106.6%
111.0%
115.1%
115.6%
Mar-25
Jun-25
Sep-25
Dec-25
Mar-26

Interest rate risk: banking book

For its financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short-term interest rates, resulting in mismatches when interest rate adjustments occur. To manage this risk, Banco Santander Chile conducts a sensitivity analysis regarding both local and foreign currencies. Through simulations, limits are set on the maximum potential loss that interest rate movements could have on capital and net financial income budgeted for the year.

	3/1/2026	
	Effect on financial income	**Effect on capital**
Financial management portfolio – local currency (in $MM)		
Loss limit	98,072	343,819
High	14,006	128,619
Low	11,605	96,459
Average	830	117,120
Financial management portfolio – foreign currency (in MM$US)		
Loss limit	27,833	185,550
High	9,586	45,902
Low	—	—
Average	2,476	13,638
Financial management portfolio – consolidated (in $MM)		
Loss limit	98,072	343,819
High	18,456	274,800
Low	4,600	220,720
Average	9,522	251,538

42

VaR trading portfolio

In the case of the trading portfolio, risk is estimated and managed using Value at Risk (VaR) limits, which have been maintained within the established risk limits. Due to the rules established by the Assets and Liabilities Committee (ALCO), the Bank should not have significant exposure to foreign currencies; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled using Value at Risk (VaR) limits.

The table below shows the evolution of the Bank's consolidated VaR for the trading portfolio, which includes foreign exchange risk and interest rate risk.

VAR	March 31, 2026 US$ millions
Consolidated:	
High	4.67
Low	1.50
Average	2.25
Fixed income investments:	
High	3.10
Low	1.38
Average	1.98
Foreign currency investments	
High	3.25
Low	0.07
Average	0.81

Risk of inflation

The Bank holds assets and liabilities that are adjusted according to the variation of the Unidad de Fomento (UF). Generally, the Bank has more assets than liabilities denominated in UF, and therefore, moderate increases in inflation have a positive effect on readjustment income, while a decrease in the value of the UF negatively affects the Bank's margin. To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF as a percentage of interest-earningassets.


GAP UF (Ch$ millions)
15,000,000
10,000,000
5,000,000
-
8,222,518
Dec-21
mar-22
June 22
Sept-22
Dec-22
Mar-23
June 23
Sept-23
Dec-23
Mar-24
June 24
Sep-24
Dec-24
Mar-25
June 25
Sep-25
Dec-25
Mar-26

Operational risk

As of March 31, 2026, the operating profit from operational risk totaled Ch$10,662 million, mainly related to lower external fraud expenses compared to the same period in 2025.

43

Section 7: Credit risk classifications The Bank has the following credit ratings: International rankings Moody’s Rating Bank Deposit A2/P-1 Baseline Credit Assessment Baa1 Adjusted Baseline Credit Assessment Baa1 Senior Unsecured A2 Outlook Stable Standard and Poor’s Rating Long-term Foreign Issuer Credit TO- Long-term Local Issuer Credit TO- Short-term Foreign Issuer Credit A-2 Short-term Local Issuer Credit A-2 Outlook Stable JCR Rating Foreign Currency Long-term Debt A+ Outlook Stable HR Ratings Rating Long-term Issuer Credit AA- Outlook Stable KBRA Rating Senior Unsecured Debt TO Outlook Stable Local rankings Local ratings Feller Rate ICR Shares Level 1 1CN1 Short-term deposits N1+ N1+ Long-term deposits AAA AAA Mortgage finance bonds AAA AAA Senior bonds AAA AAA Subordinated bonds AA+ AA+ 44

Section 8: Share performance

As of March 31, 2026

Shareholder composition


Free float
33%
Santander Group
67%

Average traded volume

US$ millions, Last twelve months to March 31, 2026.


13.5
7.2
6.3
Mar-26
Santiago Stock Exchange
NYSE

Total Return

Santander ADR vs. MSCI EM (Base 100 = 12/31/2025)


BSAC
MSCI EM
6.57
0.01
Dec-25
Mar-26

Total Return

Santander vs IPSA (base 100= 12/31/2025)


BSAN
IPSA
7.88
1.51
Dec-25
Mar-26

Stock price

ADR Price (US$) 3M26	
31/03/2026:	33.40
Maximum:	37.50
Minimum:	22.90
Local stock price ($) 3M26	
31/03/2026:	76.70
Maximum:	80.60
Minimum:	51.50

Dividends

Year paid	$/acción	% profit from previous year
2023	2.57	60%
2024	1.84	70%
2025	3.19	70%
2026	3.35	60%

Share information

Market capitalization: US$ millions	15,900
P/E last 12 months*:	13.80
P/BV (31/03/2026)**:	3.00
Dividend yield***:	4.6%

* Price as of March 31, 2026 / earnings of the last 12 months. ** Price/book value as of February 28, 2026. ***Based on the closing price of the approval date.

45

Annex 1: Strategy In its more than four decades in Chile, Banco Santander Chile has achieved leadership in market share, equity strength and profitability. Our success is based on a clear purpose, mission, and style of doing things. Our purpose Our mission Our style Helping people and businesses thrive To be the best financial services company, acting responsibly and earning the loyalty of our customers, shareholders, people and communities Simple, Personal and Fair Our strategy 46

Key developments in our strategy

Digital Bank with Work/Cafes

Our strategy is based on cutting-edge technology, along with processes and products designed with a customer focus. We are building a bank with strong digital channel capabilities, enabling a secure, agile, and user-friendly onboarding experience. Through this approach, we offer digital accounts for the mass market, specific solutions for SMEs, and payment services via Getnet for entrepreneurs and small and medium-sized businesses.

These initiatives not only drive digital adoption among our clients but also promote greater financial inclusion in these segments. We facilitate an initial approach through transactional services, with the potential to expand our offerings to include other products and financing options, such as credit cards and loans.

In parallel, the transformation of our branch network to the Work/Café model is a key pillar of our strategy. This approach considers the needs of customers in each region, offering spaces that not only meet their financial requirements but also provide a welcoming, comfortable, and friendly environment for interacting with the bank.

Customers:

Customers:	2023	2024	2025	Marzo 2026
Total customers	4,052,314	4,311,488	4,608,182	4,757,797
Loyal customers	850,905	1,305,953	1,378,876	1,359,206
Active customers	2,398,741	2,556,462	2,693,441	2,696,107
Digital customers	2,113,128	2,238,774	2,291,971	2,279,852

Total customers increased by 9.7% YoY, while active customers grew by 3.5% YoY, reflecting the Bank's strategic focus on this type of customer, with the goal of reaching 3.5 million active customers.


ACTIVE CLIENTS
2,696,107
1,519,936
dic-19
mar-21
jun-22
sept-23
dic-24
mar-26

Customers with a current account:

As a result of these efforts, the Bank's market share in checking accounts remains strong. According to the latest publicly available information from the CMF as of February 2026, we achieved a 21.3% market share in checking accounts, a figure that does not include demand deposit accounts.

On the other hand, demand for dollar checking accounts continues to expand. As of February 2026, we recorded a market share of 37.0% and opened 22,000 dollar accounts in the last twelve months. This growth has been driven by the ease of online account opening and by sustained customer demand for these types of products.

Regarding our SMEs, we are maintaining strong account growth thanks to initiatives like Getnet (our acquiring bank) and our 100% digital SME current accounts, which provide access to a current account, debit card, and

47

Office Banking, our business transaction platform. With these initiatives, we offer a wide range of products, meeting their transactional needs and supporting their business growth.


SME CUSTOMERS: TOTAL AND ACTIVE (Thousands)
Total customers
Active customers
339,259
470,896
192,145
252,493
Mar-23
Mar-26


NUMBER OF CURRENT ACCOUNTS OF COMPANIES in CLP and MX (Thousands)
516,709
301,196
Mar-23
Feb-26


+ 5.8%
YoY SME clients
+ 6.5%
YoY Current Accounts for Companies

With these initiatives, including Getnet, we continue to see significant growth in current accounts for SMEs and corporations, which are projected to increase by 6.5% YoY as of February 2026, reaching a market share of 38.8%, according to data published by the CMF (Chilean Financial Market Commission). Thanks to the way we build relationships with these SMEs and the convenience of our digital channels, we are also seeing a 5.8% YoY increase in SME customer growth. In addition, we offer credit cards and other financing options for qualifying customers.

Expansion in payment services

Getnet's operations in Chile have solidified their position as a leading player in the acquiring market, distinguished by strong growth and increasing market share. Currently, they have over 283,000 operational POS terminals and more than 222,000 affiliated merchants, along with a payment solutions ecosystem that combines physical and digital presence, positioning them as one of the most dynamic networks in the country. This development has also been reflected in solid financial results and sustained expansion in transactions and processed volumes.

Getnet's value proposition has evolved into an omnichannel model, integrating solutions for in-person payments, e-commerce, and value-added services, tailored to different types of businesses, from startups to larger companies. In particular, its offering for SMEs has been key to driving the digitization of payments, while the development of more sophisticated solutions—such as integrations and customized services—has allowed it to expand its reach to corporate clients.

Furthermore, Smart POS devices have expanded their functionality beyond simply accepting payments, becoming true service platforms for businesses. Today, they allow, for example, bill payments, mobile top-ups, and other transactions, contributing to increased customer traffic and generating new business opportunities for partner merchants. This is further complemented by the sustained growth of the e-commerce channel, which has become a key pillar of Getnet's offering, supporting the digitalization of commerce in Chile.

Branches: We continue to grow in Work/Café branches and in the transformation of traditional branches

48

As of March 2026, we have a total of 228 branches, 123 of which operate under the traditional format. Since launching the Work/Café model in 2016, we have opened 94 branches throughout Chile. This format includes different variations, such as Work/Café Investments, StartUp, Expresso, and standard. We are also working on renovating our traditional branches to adopt the Work/Café look and feel, a process that has already been completed in 17 branches. Within this network, the Work/Café Expresso locations stand out. Designed as transactional centers, they integrate teller and self-service options, service desks, card printing machines, and lockers for product delivery. All of this is offered in a modern and efficient environment, allowing customers to conduct their transactions quickly and securely, significantly improving their experience. These branches, supported by advanced technology, also generate significant efficiencies in cash management, contributing to the optimization and consolidation of our network. In this context, we continue to capture efficiencies in our branch network, with more than 39% of them currently operating without handling cash. Leading among our Chilean competitors in NPS As a result of all our efforts, our clients are extremely satisfied with us. As of March 2026, our NPS reached 57 points, with our executives achieving a remarkable 62 points, placing us first among our peers. 54 56 59 60 58 55 57 57 56 56 58 60 60 59 59 57 57 58 58 59 57 50 51 53 53 54 54 52 56 59 56 47 52 62 63 57 58 57 59 61 62 56 45 45 46 48 48 48 51 53 51 51 55 56 56 54 56 54 53 52 54 55 55 30 34 38 41 40 42 46 45 43 43 46 50 48 44 47 48 46 47 54 49 Santander Peer 1 Peer 2 Peers* Mar- 21 June 21 Sept- 21 Dec- 21 Mar- 22 June 22 Sept- 22 Dec- 22 Mar- 23 June 23 Sept- 23 Dec- 23 Mar- 24 June 24 Sep- 24 Dec- 24 Mar- 25 June 25 Sept- 25 Dec- 25 Mar- 26 62 points Executive 68 points Contact Center 75 points Application (App) 72 points Website 1. Source: Activa study for Santander, based on 50,000 customer surveys and over 1,200 competitor surveys over a 6-month period. Measures Net Overall Satisfaction and Net Recommendation across three main attributes: service quality, product quality, and brand image. Percentage of customers giving a score of 9 or 10 minus those giving 1-6. Audited by an external provider. * Competitors: BCI, Banco de Chile, Banco Estado, Itaú, Scotiabank Corporate governance For more information on our corporate governance, Board of Directors and organizational structure, please see the Corporate Governance section of our website. 49

Latest events Further information on the Bank's latest developments can be found in notes 5 and 49 to the financial statements. It is worth noting that in March, Claudio Melandri Hinojosa resigned from his position as director and president of Banco Santander Chile. Rodrigo Vergara Montes, formerly vice-president of the board, assumed this position. Awards • Top Employer Certification January 2026 (eighth consecutive year) • Global Finance: Best Bank for SMEs in Chile in 2025. • Latin Finance: Best Bank in Chile in 2025. • The Banker: Best Bank in Chile in 2025. 50

Annex 2: Responsible Banking

Santander Chile has placed sustainability at the heart of value creation for its various stakeholders. The corporate purpose of helping people and businesses thrive requires a long-term perspective, adapting to the evolving demands of the environment with creativity and innovation, and managing current and future social and environmental risks. This approach is aligned with the UNEP-FI's principles of responsible banking, which the bank has adhered to since 2019.

Principles of Responsible Banking

Alignment
Aligning the business strategy with the needs of society.

Impact
Positive impact and reduction of negative impact.

Customers
Prosperity shared with customers.

Stakeholder groups
Stakeholder participation.

Governance and Corporate Culture
Corporate Governance and Goal Setting

Transparency and accountability accounts
Transparency and accountability.

Sustainability-related objectives

Since 2019, Santander Chile has guided its sustainability management with publicly announced goals for 2025. The commitment to responsible banking has been achieved gradually and progressively. These are:

Goals	December 2025	Goal
Sustainable financing for customers (USD millions accumulated since 2021)[1]	1,765	1,500 to 2025
Elimination of gender pay gaps (%)[2]	0.5	0 to 2025
Women in senior management positions (%)[3]	40.6	39.2 to 2025
Women in the Board of Directors (%)[4]	44	Maintain 40-60
Financially empowered people (Cumulative number since 2019)[5]	4,105,717	4,000,000 by 2025
Stock of people with inclusion products (new)	1,614,316	1,400,000 to 2030
Community investment in the 3 "Es" (CLP million) (new)	7.051	28,000 to 2028

1. It is Green + SLL's responsibility to continue reporting annually the accumulated amount since 2021 and to support the achievement of the corporate goal of reaching 220 billion euros by 2030.
2. Including benefits provided by the bank, the wage gap approaches zero. This will continue to be reported annually.
3. The goal set for 2025 was met, and we will continue to report annually, replacing women in senior leadership positions.
4. We will continue to report annually.
5. This group includes people who are part of the financial system and people who have received financial education. In line with the corporate strategy, this objective has been reformulated to begin counting people with financial inclusion products from 2025 onwards.

51

ESG Indicators As a result of Santander's firm commitment to the progress of people, respect for the environment and good corporate governance, which is also reflected in its adherence to the main sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators: Included in Chile, MILA and Emerging Markets This international benchmark index evaluates companies' sustainable performance in the economic, social, and environmental spheres. We currently have a score of 85 points and are within the 96th percentile of companies participating in this index. Included in Emerging Latin America and Emerging Global Positive evaluations in the environmental and social dimensions, compared to other banks in the index. At the beginning of 2021, the Santiago Stock Exchange launched a new S&P IPSA ESG index. Chile is the third Latin American country to have an index that incorporates these dimensions and uses the same methodology as the DJSI. Of the 30 companies that make up the IPSA, 29 are included in this index. 52

Annex 3: Balance sheet

ASSETS	Mar-26	Dec-25	Mar-26/ Dec-25 % Variation
	Ch$ Million		
Cash and deposits in banks	1,876,944	1,975,644	(5.0%)
Cash items in process of collection	1,928,332	1,185,633	62.6%
Financial assets for trading at fair value through earnings	11,465,830	11,594,405	(1.1%)
Financial derivative contracts	*10,917,693*	*10,879,777*	*0.3%*
Debt financial instruments	*548,137*	*714,628*	*(23.3%)*
Financial assets at fair value with changes in other comprehensive income	3,873,077	3,889,952	(0.4%)
Debt financial instruments	*3,502,444*	*3,598,366*	*(2.7%)*
Other financial instruments	*370,633*	*291,586*	*27.1%*
Financial derivative contracts for hedge accounting	293,770	261,192	12.5%
Financial assets at amortized cost	46,149,124	45,544,899	1.3%
Investments under resale agreements	*1,055,754*	*427,983*	*146.7%*
Debt financial instruments	*5,582,923*	*5,525,242*	*1.0%*
Interbank loans, net	*52,440*	*68,071*	*(23.0%)*
Credits and accounts receivable from clients - Commercial	*16,621,615*	*16,647,200*	*(0.2%)*
Credits and accounts receivable from clients - Mortgage	*17,166,363*	*17,258,525*	*(0.5%)*
Credits and accounts receivable from customers - Consumer	*5,670,029*	*5,617,878*	*0.9%*
Investments in companies	68,312	67,040	1.9%
Intangible assets	83,116	91,475	(9.1%)
Property, plant and equipment	168,808	178,955	(5.7%)
Assets with leasing rights	98,397	93,482	5.3%
Current taxes	107	113	(5.3%)
Deferred taxes	457,454	486,523	(6.0%)
Other assets	3,351,318	2,644,044	26.7%
Non-current assets and disposal groups for sale	82,314	81,599	0.9%
TOTAL ASSETS	69,896,903	68,094,956	2.6%

LIABILITIES	Ch$ Million		% Variation
Cash items in process of being cleared	1,812,210	1,068,216	69.6%
Financial liabilities to be traded at fair value through profit or loss	10,576,279	10,587,308	(0.1%)
Financial derivative contracts	*10,576,279*	*10,587,308*	*(0.1%)*
Financial derivative contracts for hedge accounting	*848,009*	*912,716*	*(7.1%)*
Financial liabilities at amortized cost	45,042,921	44,682,274	0.8%
Deposits and other demand obligations	*13,746,375*	*14,075,590*	*(2.3%)*
Deposits and other term deposits	*17,247,578*	*16,493,783*	*4.6%*
Obligations for repurchase agreements and securities loans	*2,784,325*	*2,755,243*	*1.1%*
Obligations with banks	*3,421,243*	*3,434,237*	*(0.4%)*
Debt financial instruments issued	*7,624,919*	*7,699,100*	*(1.0%)*
Other financial obligations	*218,481*	*224,321*	*(2.6%)*
Lease contract obligations	49,967	40,649	22.9%
Regulatory capital financial instruments issued	2,600,641	2,577,961	0.9%
Provisions for contingencies	112,769	168,594	(33.1%)
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	808,771	637,190	26.9%
Special provisions for credit risk	227,090	247,533	(8.3%)
Current taxes	61,017	83,084	(26.6%)
Deferred taxes	2,444	1,785	-%
Other liabilities	2,860,965	2,248,006	27.3%
TOTAL LIABILITIES	65,003,083	63,255,316	2.8%
EQUITY			
Capital	891,303	891,303	0.0%
Reserves	3,485,907	3,459,800	0.8%
Other accumulated comprehensive income	(179,259)	(71,181)	151.8%
Items that will not be reclassified in results	*1,786*	*1,716*	*4.1%*
Elements that can be reclassified in results	*(181,045)*	*(72,897)*	*148.4%*
Accumulated profits (losses) from previous years	1,076,966	23,757	4433.3%
Net income (loss) for the year	273,189	1,053,209	(74.1%)
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	(808,771)	(637,190)	26.9%
Total Shareholders' Equity	4,739,335	4,719,698	0.4%
Non-controlling interest	154,485	119,942	28.8%
TOTAL EQUITY	4,893,820	4,839,640	1.1%
TOTAL LIABILITIES AND EQUITY	69,896,903	68,094,956	2.6%

53

Annex 4: Income statement YTD

	Mar-26	Mar-25	Mar-26/ Mar-25
	Ch$ Million		% Variation
Interest income	832,304	838,017	(0.7%)
Interest expenses	(374,794)	(414,177)	(9.5%)
Net interest income	**457,510**	**423,840**	**7.9%**
Readjustment income	42,272	131,883	(67.9%)
Readjustment expenses	(10,255)	(42,089)	(75.6%)
Net income from readjustments	**32,017**	**89,794**	**(64.3%)**
Net interest income and readjustments	**489,527**	**513,634**	**(4.7%)**
Fee and commission income	270,336	264,070	2.4%
Fee and commission expenses	(115,404)	(115,819)	(0.4%)
Net fee and commission income	**154,932**	**148,251**	**4.5%**
Financial assets for trading at fair value through earnings	131,356	(29,825)	(540.4%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	9,039	(4,043)	--%
Changes, readjustments and hedge accounting in foreign currency	(55,137)	105,084	(152.5%)
Net financial result	**85,258**	**71,216**	**19.7%**
Result from investments in companies	1,225	1,213	1.0%
Result of non-current assets and disposal groups not eligible for sale as discontinued operations	(2,804)	(5,782)	(51.5%)
Other operating income	5,288	754	601.3%
Total operating income	**733,426**	**729,286**	**0.6%**
Expenses for employee benefit obligations	(98,849)	(94,063)	5.1%
Administration expenses	(91,639)	(110,722)	(17.2%)
Depreciation and amortization	(34,516)	(35,176)	(1.9%)
Impairment of non-financial assets	(134)	(164)	(18.3%)
Other operating expenses	(13,125)	(15,126)	(13.2%)
Total operating expenses	**(238,263)**	**(255,251)**	**(6.7%)**
Operating income before credit losses	**495,163**	**474,035**	**4.5%**
Expense for provisions established for credit risk of loans at amortized cost	(230,488)	(263,127)	(12.4%)
Expense for special provisions for credit risk	21,062	77,042	--%
Recovery of written-off loans	51,019	46,858	8.9%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(370)	(274)	35.0%
Credit loss expense	**(158,777)**	**(139,501)**	**13.8%**
Net income from ordinary activities before tax	**336,386**	**334,534**	**0.6%**
Income tax	(55,909)	(52,797)	5.9%
Net income from ordinary activities	**280,477**	**281,737**	**(0.4%)**
Income attributable to shareholders	**273,189**	**277,797**	**(1.7%)**
Income for non-controlling interest	**7,288**	**3,940**	**85.0%**

54

Annex 5: Quarterly income statement

	1Q26	4Q25	1Q25	1Q26/1Q25	1Q26/4Q25
		Ch$ Million		% Variation	
Interest income	832,304	857,007	838,017	(0.7%)	(2.9%)
Interest expenses	(374,794)	(403,810)	(414,177)	(9.5%)	(7.2%)
Net interest income	**457,510**	**453,197**	**423,840**	**7.9%**	**1.0%**
Readjustment income	42,272	84,941	131,883	(67.9%)	(50.2%)
Readjustment expenses	(10,255)	(33,929)	(42,089)	(75.6%)	(69.8%)
Net income from readjustments	**32,017**	**51,012**	**89,794**	**(64.3%)**	**(37.2%)**
Net interest income and readjustments	**489,527**	**504,209**	**513,634**	**(4.7%)**	**(2.9%)**
Fee and commission income	270,336	253,584	264,070	2.4%	6.6%
Fee and commission expenses	(115,404)	(98,895)	(115,819)	(0.4%)	16.7%
Net fee and commission income	**154,932**	**154,689**	**148,251**	**4.5%**	**0.2%**
Financial assets for trading at fair value through earnings	131,356	(119,994)	(29,825)	(540.4%)	(209.5%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	9,039	914	(4,043)	(323.6%)	888.9%
Changes, readjustments and hedge accounting in foreign currency	(55,137)	170,058	105,084	(152.5%)	(132.4%)
Net financial result	**85,258**	**50,978**	**71,216**	**19.7%**	**67.2%**
Result from investments in companies	1,225	2,426	1,213	1.0%	(49.5%)
Result of non-current assets and disposal groups not eligible for sale as discontinued operations	(2,804)	(2,948)	(5,782)	(51.5%)	(4.9%)
Other operating income	5,288	4,876	754	601.3%	8.4%
Total operating income	**733,426**	**714,230**	**729,286**	**0.6%**	**2.7%**
Expenses for employee benefit obligations	(98,849)	(104,907)	(94,063)	5.1%	(5.8%)
Administration expenses	(91,639)	(86,297)	(110,722)	(17.2%)	6.2%
Depreciation and amortization	(34,516)	(34,009)	(35,176)	(1.9%)	1.5%
Impairment of non-financial assets	(134)	(823)	(164)	(18.3%)	(83.7%)
Other operating expenses	(13,125)	(33,914)	(15,126)	(13.2%)	(61.3%)
Total operating expenses	**(238,263)**	**(259,950)**	**(255,251)**	**(6.7%)**	**(8.3%)**
Operating income before credit losses	**495,163**	**454,280**	**474,035**	**4.5%**	**9.0%**
Expense for provisions established for credit risk of loans at amortized cost	(230,488)	(192,491)	(263,127)	(12.4%)	19.7%
Expense for special provisions for credit risk	21,062	(1,953)	77,042	(72.7%)	(1178.4%)
Recovery of written-off loans	51,019	55,919	46,858	8.9%	(8.8%)
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(370)	(3,858)	(274)	35.0%	(90.4%)
Credit loss expense	**(158,777)**	**(142,383)**	**(139,501)**	**13.8%**	**11.5%**
Net income from ordinary activities before tax	**336,386**	**311,897**	**334,534**	**0.6%**	**7.9%**
Income tax	(55,909)	(51,705)	(52,797)	5.9%	8.1%
Net income from ordinary activities	**280,477**	**260,192**	**281,737**	**(0.4%)**	**7.8%**
Income attributable to shareholders	**273,189**	**255,340**	**277,797**	**(1.7%)**	**7.0%**
Income for non-controlling interest	**7,288**	**4,852**	**3,940**	**85.0%**	**50.2%**

55

Annex 6: Key quarterly ratios and other relevant information

(Ch$ million)	1Q25	2Q25	3Q25	4Q25	1Q26
Loans					
Consumer	5,861,160	5,895,818	5,901,594	6,057,304	6,104,825
Mortgage	17,546,297	17,486,514	17,454,306	17,443,563	17,353,554
Commercial	17,653,199	17,545,365	17,600,148	17,363,835	17,387,253
Interbank	38,010	14,845	32,230	68,178	52,494
Total loans (including interbank)	**41,098,666**	**40,942,542**	**40,988,278**	**40,932,880**	**40,898,126**
Provisions	(1,312,668)	(1,296,712)	(1,315,955)	(1,341,207)	(1,387,680)
Loans net of provisions	**39,785,998**	**39,645,830**	**39,672,322**	**39,591,673**	**39,510,446**
Deposits					
Demand deposits	13,301,733	13,120,949	13,104,053	14,075,590	13,746,374
Term deposits	17,305,983	16,493,664	16,252,367	16,493,783	17,247,579
Total deposits	**30,607,716**	**29,614,613**	**29,356,420**	**30,569,372**	**30,993,953**
Mutual funds (off-balance sheet)	13,870,194	14,799,104	15,276,206	14,556,643	15,453,154
Total cutomer funds	**44,477,910**	**44,413,717**	**44,632,626**	**45,126,015**	**46,447,107**
Loans / Deposits [1]	**96.9%**	**98.4%**	**100.3%**	**96.8%**	**95.7%**
Average balances					
Average interest earning assets	49,532,730	50,519,020	50,627,398	50,876,386	50,914,934
Average loans	41,032,860	41,006,752	40,989,877	40,925,553	40,750,963
Average assets	67,388,896	67,259,749	67,521,315	68,694,623	69,348,484
Average demand deposits	13,621,947	13,645,304	13,078,837	13,340,062	13,809,350
Average equity	4,319,150	4,455,015	4,541,356	4,653,722	4,753,604
Average available funds (demand + equity)	17,941,097	18,100,319	17,620,192	17,993,784	18,562,954
Capitalization					
Risk-weighted assets (RWA)	41,003,124	41,490,076	42,544,364	41,715,467	43,760,294
Capital (CET1)	4,387,824	4,512,040	4,601,080	4,601,923	4,757,027
AT1	665,820	650,354	671,738	629,468	648,694
Tier I	5,053,644	5,162,395	5,272,818	5,231,391	5,405,722
Tier II	1,873,248	1,868,319	1,812,960	1,815,930	1,760,236
Regulatory equity	6,926,892	7,030,714	7,085,778	7,047,321	7,165,957
Core Capital ratio	**10.7%**	**10.9%**	**10.8%**	**11.0%**	**10.9%**
Tier I ratio	**12.3%**	**12.4%**	**12.4%**	**12.5%**	**12.4%**
Tier II ratio	**4.6%**	**4.5%**	**4.3%**	**4.4%**	**4.0%**
BIS ratio	**16.9%**	**16.9%**	**16.7%**	**16.9%**	**16.4%**
Profitability and efficiency					
Net Interest Margin (NIM) [2]	4.1%	4.1%	3.8%	4.0%	3.8%
Efficiency ratio [3]	35.0%	35.6%	37.0%	36.4%	32.5%
Costs / assets [4]	1.5%	1.6%	1.6%	1.5%	1.4%
Average demand deposits / generating assets	27.5%	27.0%	25.8%	26.2%	27.1%
Return on average equity	**25.7%**	**24.5%**	**21.8%**	**21.9%**	**23.0%**
Return on average assets	1.6%	1.6%	1.5%	1.5%	1.6%
Return on RWA	2.7%	2.6%	2.9%	2.4%	2.6%

56

(Ch$ million)	1Q25	2Q25	3Q25	4Q25	1Q26
Asset quality					
Impaired portfolio [5]	**2,852,171**	**2,789,706**	**2,813,387**	**2,941,628**	**3,039,481**
Non-Performing Loans (NPLs) [6]	**1,314,331**	**1,229,830**	**1,257,571**	**1,332,660**	**1,352,245**
Past due loans (more than 90 days) [7]	659,099	613,698	664,852	697,497	763,772
Provisions	(1,312,668)	(1,296,712)	(1,315,955)	(1,341,207)	(1,387,680)
Impaired / total loans	6.9%	6.8%	6.8%	7.1%	7.4%
NPLs/total loans	3.2%	3.0%	3.1%	3.2%	3.3%
PDL / total loans	1.6%	1.5%	1.6%	1.7%	1.9%
NPL coverage (provisions/NPLs)	99.9%	105.4%	104.6%	100.6%	102.6%
PDL Coverage (Provisions/PDLs)	199.2%	211.3%	197.9%	192.3%	181.7%
Expected loss ratio (provisions/loans) [8]	3.2%	3.2%	3.2%	3.3%	3.4%
Cost of credit (annualized provision expense/average loans)	1.4%	1.4%	1.4%	1.4%	1.5%
Customers and service channels (#)					
Total customers	4,337,423	4,514,552	4,579,848	4,608,182	4,757,797
Digital clients	2,281,606	2,299,287	2,292,496	2,291,971	2,279,852
Branches	237	231	231	229	228
ATMs (includes depository ATMs)	2,085	2,066	2,063	2,055	2,064
Employees	8,712	8,660	8,583	8,526	8,355
Market information (at period end)					
Net income per share ($)	**1.47**	**1.40**	**1.30**	**1.40**	**1.40**
Net income per ADR (US$)	**0.62**	**0.60**	**0.50**	**0.60**	**0.60**
Share price	54.00	58.20	63.70	71.10	76.70
ADR Price	22.80	24.60	26.50	31.10	33.40
Market capitalization (US$mm)	10,732	1,773	12,355	14,652	15,900
Number of shares	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other data					
Quarterly UF variation [9]	1.2%	1.0%	0.6%	0.6%	0.3%
Monetary Policy Rate (nominal)	5.0%	5.0%	4.8%	4.5%	4.5%
Observed dollar ($/US$) (end of period)	954.12	931.50	961.65	900.69	927.75

1. Ratio = (net loans - portion of mortgages financed with long-term bonds) / (time deposits + demand deposits).
2. NIM = Annualized net interest income divided by interest-earning assets.
3. Efficiency ratio = operating expenses / operating income.
4. Costs / Assets = (Personnel Expenses + Administrative Expenses + Depreciation) / Total Assets.
5. Impaired Portfolio: Impaired loans include: (A) for loans assessed individually for impairment, (i) the carrying value of all loans to customers rated C1 to C6 and (ii) the carrying value of loans to an individual customer with one loan that is in default, regardless of category, excluding residential mortgage loans, if the past-due amount of the mortgage loan is less than 90 days; and (B) for loans assessed collectively for impairment, (i) the carrying value of all loans to a customer, when one loan to that customer is in default or has been renegotiated, excluding current residential mortgage loans, and (ii) if the defaulted or renegotiated loan is a residential mortgage loan, all loans to that customer.
6. NPL: Principal plus future interest of all loans with a payment 90 days or more past due. As of March 2025 and 2026, mortgage NPLs are as reported in the financial statements.
7. Past due loans: Total installments plus overdue credit lines with more than 90 days.
8. Expected loss ratio: Based on internal credit models and CMF guidelines.
9. UF Variation: Calculated using the variation of the Unidad de Fomento (UF) in the period.

57